As filed with the Securities and Exchange Commission on April 9, 2024

Registration No. 333-276247

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

PERASO INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	77-0291941
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2309 Bering Dr.

San Jose, California 95131

Tel: (408) 418-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Sullivan

Chief Financial Officer

Peraso Inc.

2309 Bering Dr.

San Jose, California 95131

Tel: (408) 418-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Blake Baron, Esq.

Mitchell Silberberg & Knupp LLP

437 Madison Ave., 25th Floor

New York, New York 10022

Tel: (212) 509-3900

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-276247) (the “Registration Statement”) of Peraso Inc. (the “Company”) is being filed pursuant to the undertakings in the Registration Statement to update and supplement the information contained in the Registration Statement, which was previously declared effective by the Securities and Exchange Commission (the “SEC”) on February 6, 2024.

This Amendment is being filed pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), to update the Registration Statement to incorporate by reference the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 29, 2024, to include a statement providing for the incorporation by reference of any future filings that the Company will make with the SEC under Sections 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the termination of the offering of the securities under this Amendment (excluding any documents or information or portions of such documents that are deemed to be furnished and not filed with the SEC) and make conforming changes to the undertakings included in Item 17 of this Amendment.

The closing of the transaction contemplated by the Registration Statement occurred on February 8, 2024. The Company issued a total of (i) 562,500 shares of common stock (which includes 82,500 shares of common stock sold pursuant to the partial exercise of the underwriter’s over-allotment option), (ii) pre-funded warrants to purchase up to 1,424,760 shares of common stock, (iii) Series A warrants to purchase up to 3,974,520 shares of common stock (which includes Series A warrants to purchase up to 165,000 shares of common stock sold pursuant to the partial exercise of the underwriter’s over-allotment option) and (iv) Series B warrants to purchase up to 3,974,520 shares of common stock (which includes Series B warrants to purchase up to 165,000 shares of common stock sold pursuant to the partial exercise of the underwriter’s over-allotment option). As of March 31, 2023, 423,650 pre-funded warrants remained outstanding and unexercised.

This Amendment covers the offer and sale by the Company of the shares of common stock that are issuable upon the exercise of warrants that are described in the preceding paragraph. No further offer or sale is being made by the Company of the warrants that are described in the preceding paragraph. In addition, this Amendment covers shares of common stock that are issuable upon the exercise of warrants issued to Ladenburg Thalmann & Co. Inc., the sole underwriter in the offering.

We previously paid to the SEC the entire registration fee relating to the shares of common stock that are the subject of this Amendment.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 9, 2024

PRELIMINARY PROSPECTUS

8,511,798 shares of common stock

We are offering an aggregate of 8,511,798 shares of our common stock, par value $0.001 (“common stock”), that are issuable upon the exercise of warrants, consisting of (i) 423,650 shares of common stock underlying outstanding pre-funded warrants exercisable at $0.001 per share (the “pre-funded warrants”), (ii) 3,974,520 shares of common stock underlying outstanding Series A warrants exercisable at $2.25 per share (the “Series A warrants”), (iii) 3,974,520 shares of common stock underlying outstanding Series B warrants exercisable at $2.25 per share (the “Series B warrants,” and together with the Series A warrants, the “common warrants”), and (iv) 139,108 shares of common stock underlying outstanding warrants exercisable at $2.625 per share that were issued to Ladenburg Thalmann & Co. Inc., the underwriter in the offering (the “underwriter warrants,” and together with the pre-funded warrants and the common warrants, the “warrants”). We issued the warrants on February 8, 2024 as part of an underwritten public offering. No securities are being offered by this prospectus other than the shares of common stock that will be issued upon the exercise of the warrants.

Our common stock is listed on The Nasdaq Capital Market under the symbol “PRSO.” On April 8, 2024, the last reported sale price of our common stock was $1.48.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to comply with reduced public company reporting requirements in future filings. See “Prospectus Summary⸺Implications of Being a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described beginning on page 9 of this prospectus under the caption “Risk Factors”, and under similar headings in any amendment or supplement to this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2024.

i

ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission, or the SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC before making your investment decision. You should rely only on the information provided in this prospectus or any amendment thereto.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

The information provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

For investors outside the United States: we have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been or will be filed or have been or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

Unless the context otherwise requires, references to “Peraso,” “we,” “our,” “us” or the “Company” in this prospectus mean Peraso Inc. and its consolidated subsidiaries.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus and the documents incorporated by reference in their entirety including “Risk Factors” included in this prospectus and incorporated by reference and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements incorporated by reference in this prospectus.

Overview

We are a fabless semiconductor company focused on the development and sale of: i) millimeter wavelength wireless technology, or mmWave, semiconductor devices and antenna modules based on our proprietary semiconductor devices and ii) performance of non-recurring engineering, or NRE, services and licensing of intellectual property, or IP. Our primary focus is the development of mmWave, which is generally described as the frequency band from 24 Gigahertz, or GHz, to 300 GHz. Our mmWave products enable a range of applications including: multi-gigabit point-to-point (“PtP”) wireless links with a range of up to 25 kilometers and operating in the 60 GHz frequency band; multi-gigabit point-to-multi-point (“PtMP”) links in the 60 GHz frequency band used to provide fixed wireless access, or FWA, services; FWA in the 5G operating bands from 24 GHz to 43 GHz to provide multi-gigabit capability and low latency connections; military communications; and consumer applications, such as high performance wireless video streaming and untethered augmented reality and virtual reality. We also have a line of memory-denominated integrated circuits, or ICs, for high-speed cloud networking, communications, security appliance, video, monitor and test, data center and computing markets that deliver time-to-market, performance, power, area and economic benefits for system original equipment manufacturers, or OEMs. As discussed below, we initiated an end-of-life of these products in 2023.

Our primary focus is the development, marketing and sale of our mmWave products. Currently, there are two industry standards that incorporate mmWave technology for wireless communications: (i) IEEE 802.11ad/ay and (ii) 3GPP Release 15-17 (commonly referred to as 5G). We have developed and continue to develop products that conform to these standards. Our first mmWave product line operates in the 60 GHz band and conforms to the IEEE 802.11ad standard. This product line includes a baseband IC, several variations of mmWave radio frequency (“RF”) ICs, and associated antenna technology. The second product line addresses the 5G mmWave opportunity. Given our extensive experience in the development of mmWave technology, 5G mmWave is a logical adjacent and larger market. To date, we have not sold any 5G products.

Our mmWave ICs have been in volume production since 2018. A core competency of the Company is phased-array technology, or beamforming, in which an array of antenna elements work in unison to create a focused RF beam. Through adjustment of the relative phase of the antenna signals, the beams can be directed to support robust wireless connection. We have pioneered a high-volume mmWave IC production test methodology using standard, low-cost production test equipment. It has taken us several years to refine performance of this production test methodology, and we believe this places us in a leadership position in addressing operational challenges of delivering mmWave products into high-volume markets. We also produce and sell complete mmWave antenna modules. The primary advantage provided by our antenna modules is that our proprietary mmWave ICs and the antenna are integrated into a single device. A differentiating characteristic of mmWave technology is that the RF amplifiers must be as close as possible to the antenna to minimize loss. With our module, we can guarantee the performance of the amplifier/antenna interface and simplify customers’ RF engineering, facilitating more opportunities for customer prospects that have not provided RF-type systems, as well as shortening the time to market for new products.

Our initial target market was the 60 GHz IEEE 802.11ad market. Our 60 GHz IEEE802.11ad products have two very important advantages over traditional 2.4 GHz / 5 GHz Wi-Fi products: very high data rates (up to 3.0 Gigabits per second (“Gbps”)) and low latency, i.e., less than 5 milliseconds (“ms”). The first application that had traction was outdoor broadband, including applications such as PtP backhaul links or FWA using PtMP links. As the spectrum is unlicensed (free), wireless Internet service providers (“WISPs”) can provide services without having to procure expensive wireless spectrum licenses. We believe that our mmWave technology can be deployed quickly and cost effectively in rural and suburban environments, including in remote and low-income regions where residents often have poor Internet quality. While carriers can provide fiber access, the cost of fiber deployment can be prohibitive and trenching for fiber is time consuming and can limit the rate at which new subscribers are added. Our mmWave products enable WISPs to deploy broadband service using low-cost terminals and infrastructure and avoid the costs of deploying cable or fiber.

The FWA market has been helped in recent years with the advent of government incentives aimed at closing the so-called ‘digital divide’ between urban and rural broadband access. The WISP market is experiencing strong growth. According to The 2021 Fixed-Wireless and Hybrid ISP Industry Report prepared by the Carmel Group, the number of subscribers that WISP providers serve in the United States is expected to grow from 6.9 million at the end of 2020 to 12.7 million by the end of 2025. Additionally, the U.S. government has allocated significant support for the improvement of broadband access to underserved and unserved communities. In 2020, the U.S. Federal Communications Commission (the “FCC”) established the Rural Digital Opportunity Fund, or RDOF, to award up to $20.4 billion for the development of improved broadband in rural communities. In 2023, the U.S. government established the Broadband Equity, Access, and Deployment, or BEAD, program, which has allocated $42.45 billion to expand high-speed Internet access by funding planning, infrastructure deployment and adoption programs in all 50 states.

In the FWA market, our primary customer base is OEMs, but we also have multiple WISP customers in the U.S. and Canada. Our OEM customers in the fixed wireless space include Ubiquiti Inc. (“Ubiquiti”), WeLink Communications LLC (“WeLink”), which operates as both an OEM and a WISP, Tachyon Networks (“Tachyon”), and China Unicom. Ubiquiti, an OEM in the unlicensed fixed wireless space, relies on us as its sole source mmWave IC supplier for its “Wave” products, which Ubiquiti introduced in 2022. Ubiquiti introduced three new Wave models in 2023. WeLink has relied on us as its sole source supplier for WeLink designed equipment used to deliver WISP residential service since 2022. WeLink currently deploys 60 GHz technology in multiple U.S. cities, including Las Vegas, Dallas and Los Angeles. Tachyon utilizes our mmWave antenna modules in its TNA-30X family of PtP and PtMP solutions for 60 GHz unlicensed FWA networks. Peraso and Tachyon jointly announced production readiness of the TNA-30X product family in June 2023. Finally, China Unicom is a Chinese mobile carrier that uses our 60 GHz technology for 5G PtP backhaul. In addition to OEMs, we have partnered with several WISPs in the U.S. and Canada that have deployed our 60 GHz technology, including WeLink. We continue to focus on securing new OEM and WISP customers.

A related opportunity for us in the license-free FWA space is dense urban markets, many of which have a high saturation of informal settlements. As of August 2023, the World Economic Forum estimates there are over 1.1 billion people living in informal settlements around the world. Traditional last mile technology, such as WiFi, is not able to handle to the congestion of users in such communities. This is because WiFi radio signals spread out in all directions, much like a bare incandescent light bulb. Due to the very high population density in informal settlements, many WiFi transmitters are required, and as such, tend to cancel each other out with overlapping signals. Because our mmWave technology utilizes beamforming, the signals are more like beams from a car headlight, very narrow and controlled. Therefore, in a dense environment, mmWave is much better at handling high congestion, as the radio signals generally do not overlap. Another advantage our mmWave technology provides in the dense urban environment is reduced power consumption. The power grid in an informal settlement can often be unreliable. Our technology can operate under 12 watts, which enables communications networks to continue to operate on a backup battery power supply for several hours.

Additionally, we have established an innovative user arbitration protocol called DUNE that is specifically designed to optimize network performance in dense urban environments. DUNE is a result of our decade-long experience in mmWave technology and in-house development of the intellectual property incorporated in media access control, which controls the hardware, the physical layer, which controls the physical connection and software drivers, as well as novel antenna designs and beamforming algorithms. DUNE takes a multi-level approach to reducing contention and interference by incorporating both physical, e.g. antenna and beamforming, and protocol-level innovations.

An additional market for Peraso 60GHz mmWave products is military applications. Specifically, as a result of our RF beamforming and beamsteering capability, the military is considering the use of mmWave for stealth tactical communications. Unlike traditional wireless technology that radiates equally in all directions (omni), mmWave technology utilizes phased-array RF beams to focus the RF energy into a specific intensity and direction. The military refers to mmWave as an inherently stealthy protocol – Low Probability of Interception (LPI)/Low Probability of Detection (LPD)/Anti-Jamming (AJ). An additional benefit of using the 60GHz spectrum, is since this band is generally unlicensed around the world, these communications will not interfere with locally licensed spectrum. Also, as our devices operate at under 12 watts, a light battery can be used for simple deployment in combat settings. Further, as our mmWave technology can support gigabit speeds, military personnel are able to transmit and receive information in a timely manner. In 2023, we were awarded a proof-of-concept license and technology development contract to enable mmWave-based communications between soldiers and their vehicle.

Our 60 GHz products can also be applied to consumer applications, as we believe our technology can provide key advantages to this market. For example, we are targeting the high-performance, video-streaming market, specifically the virtual reality (“VR”) market. In its market report, Virtual Reality Data: Devices, Verticals, and Value Chain – 1Q 2022, ABI Research estimates a market opportunity of over 6 million VR headsets by the end of 2025, which we believe translates into a total available market for us in 2025 of approximately $180 million, assuming an average selling price to us of $30 for an antenna module included in each VR headset. Uses of VR are envisioned in a broad variety of markets, including gaming, real estate, healthcare, and transportation. We believe that our mmWave technology has certain characteristics that are ideal for VR applications. First, mmWave’s high data rate of 3 Gbps supports high-resolution displays. Second, our proprietary beamforming and beamtracking techniques keep latency to under 5 ms so the user does not experience lags in the experience. Third, mmWave technology is less susceptible to interference and, as mentioned above in the context of dense urban environments, can operate in highly congested environments, which limits interruptions in the VR user’s experience.

The frequency band from 24 GHz to 43 GHz has been designated as the mmWave band in 5G communications. In the United States, this band is generally licensed to carriers by the FCC for expensive license fees that can reach billions of dollars. Carriers license this spectrum to ensure there is no interference from other carriers using the same frequencies. We believe that the primary benefit of mmWave to carriers is the availability of additional spectrum within the licensed band, to provide additional capacity to handle the growth of mobile users. In its report, 5G Millimeter Wave 2023, Mobile Experts Inc. predicts that, based on current user growth predictions, U.S. carriers will saturate the capacity of their networks using existing spectrum by 2025, and will need to utilize mmWave to provide additional capacity.

Our initial target for licensed-band applications is the FWA segment, as carriers can utilize the additional network capacity offered by mmWave to provide FWA services. According to the Ericsson Mobility Report, as of November 2023, approximately 80% of mobile service providers have an FWA offering and 121 service providers offer FWA services over 5G, representing 50% of all FWA service providers. According to Mobile Experts Inc.’s report, 5G Millimeter Wave 2023, mobile operators that have deployed 5G mmWave include Verizon, T-Mobile, AT&T, NTT DoCoMo, KDDI, Softbank and Rakuten Mobile. We believe major Chinese mobile carriers have commenced formal collaborations to advance mmWave solutions in the Chinese telecom market. Regarding U.S. carriers, FWA has become a bright spot for their 5G roll out. According to Light Reading, fixed wireless services accounted for over 90% of all net broadband customer additions in the U.S. during 2022. While U.S. carriers currently use the sub 6 GHz frequency band, eventually, as the network gets saturated, we believe the carriers will commence a broad roll out of mmWave technology. In terms of FWA market potential in the U.S., according to Fierce Wireless, T-Mobile is available to over 50 million homes, and Verizon is available to over 40 million homes. In addition to being used to provide FWA services, our mmWave antenna modules can be utilized in consumer-premises equipment or CPE, including hotspots, laptops and tablets. In its report, 5G Millimeter Wave 2023, Mobile Experts Inc. forecasts a total volume of approximately 2 million mmWave-enabled CPE units by 2026.

We have commenced sampling a highly integrated 5G mmWave beamformer IC, which operates from the 24 GHz to 43 GHz frequency range. The device supports dual-stream multiple input, multiple output (“MIMO”) with two 16-channel beamforming arrays. In June 2023, we announced a collaboration with pSemi, a Murata company, for the development of a 5G customer premise receiver utilizing our beamformer IC and pSemi’s up-down converter IC. The goals of the collaboration are to reduce the number of components and cost of each RF module to promote faster time to market for more rapid deployment by prospective customers.

While we have developed products for the 60 GHz and 5G mmWave markets, we believe there are other market opportunities that could utilize mmWave technology. For example, in the WiFi Alliance there is a pending proposal to utilize mmWave technology in WiFi 8, which is the next generation of WiFi technology. We believe this proposal is primarily driven by the anticipated use of mmWave to support VR applications, which require very high data rates, and to reduce congestion in multi-dwelling units. In the mobile carrier market, there is some early research in the use of terahertz technology to make even more spectrum available for network capacity. While the proposed frequencies are higher than mmWave (above 100 GHz), we believe that many of our technological developments, particularly our beamforming and beamsteering concepts, can be applied to terahertz technology.

Our memory products comprise our Bandwidth Engine ICs, which are memory-dominated ICs that were designed to be i) high-performance companion ICs to packet processors and ii) targeted for high-performance applications where throughput is critical. These products integrate our proprietary, 1T-SRAM high-density embedded memory and a highly-efficient serial interface protocol resulting in a monolithic memory IC solution optimized for memory bandwidth and transaction access performance. Taiwan Semiconductor Manufacturing Corporation, or TSMC, is the sole foundry that manufactures the wafers used to produce our memory IC products. TSMC has informed us that it would be discontinuing the foundry process used to produce wafers, in turn, necessary to manufacture our memory ICs. As a result, in May 2023, we initiated an end-of-life, or EOL, of our memory IC products. We notified our customers to provide purchase orders by December 22, 2023, and we commenced initial EOL shipments during the quarter ended September 30, 2023. We have requested customers to pay a deposit upon purchase order placement to reserve supply and provide funding for our required inventory purchases. In addition, we have requested customers to accelerate payments to improve our cash flows. Under our EOL plan, we expect shipments of our memory products to continue into 2025. However, the timing of EOL shipments will be dependent on receipt of purchase orders from customers, deliveries from our suppliers, and the delivery schedules requested by our customers. As of March 31, 2024, we have received EOL purchase orders totaling approximately $16.9 million, of which $3.7 million of these orders were shipped during 2023.

 We have ceased and do not intend to expend any development efforts or funds to develop new memory products. We believe our Bandwidth Engine IC products will provide us with meaningful revenue and gross margin contributions through at least the end of 2024, as we complete the EOL of these products. We intend to continue to devote substantially all of our research and development efforts toward further expanding our mmWave technology portfolio and expanding our product offerings.

Corporate History and Information

We were formerly known as MoSys, Inc., and we were incorporated in California in 1991 and reincorporated in 2000 in Delaware. On September 14, 2021, we and our subsidiaries, 2864552 Ontario Inc. and 2864555 Ontario Inc., entered into an Arrangement Agreement (the “Arrangement Agreement”) with Peraso Technologies Inc. (“Peraso Tech”), a corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (the “Peraso Shares”), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). On December 17, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed and we changed our name to “Peraso Inc.” and began trading on Nasdaq under the symbol “PRSO.”

Our principal corporate offices are located at 2309 Bering Drive, San Jose, California 95131. Our telephone number is (408) 418-7500. The address of our website is www.perasoinc.com. The information provided on or accessible through our website (or any other website referred to in the registration statement, of which this prospectus forms a part) is not part of the registration statement, of which this prospectus forms a part.

Implications of Being a Smaller Reporting Company

We are a smaller reporting company as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Reports on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, as long as we are a smaller reporting company with less than $100 million in annual revenue, we are not required to obtain an attestation report on internal control over financial reporting from our independent registered public accounting firm.

Summary of Risk Factors

Our business is subject to a number of risks that you should be aware of before making a decision to invest in our securities, as fully described under “Risk Factors” in this prospectus. The principal factors and uncertainties that make investing in our securities risky include, among others:

●	We intend to discontinue the production of our memory products.

●	We have a history of losses, and we will need to raise additional capital.

●	We might not be able to continue as a going concern.

●	Our failure to generate the significant capital necessary or raise additional capital to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

●	We may fail to achieve the intended cost savings and related benefits from our reduction in workforce and temporary lay-offs.

●	Our failure to successfully market our products could seriously harm our ability to execute our business strategy and may force us to curtail our research and development plans or existing operations.

●	Future revenue growth depends on our winning designs with existing and new customers, retaining current customers, and having those customers design our solutions into their product offerings and successfully selling and marketing such products. If we do not continue to win designs in the short term, our product revenue in the following years will not grow.

●	To date, we have not achieved the anticipated benefits of a fabless semiconductor company.

●	Our main objective is the development and sale of our technologies to service providers, cloud networking, security, test and video system providers and their subsystem and component vendors and, if demand for these products does not grow, we may not achieve revenue growth and our strategic objectives.

●	Our failure to continue to develop new products and enhance our products on a timely basis could diminish our ability to attract and retain customers.

●	Our products have a lengthy sales cycle, which makes it difficult to predict success in this market and the timing of future revenue.

●	The semiconductor industry is cyclical in nature and subject to periodic downturns, which can negatively affect our revenue.

●	Our revenue has been highly concentrated among a small number of customers, and our results of operations could be harmed if we lose a key revenue source and fail to replace it.

●	Our revenue concentration may also pose credit risks which could negatively affect our cash flow and financial condition.

●	Our products must meet exact specifications and defects and failures may occur, which may cause customers to return or stop buying our products.

●	Because we sell our products on a purchase order basis and rely on estimated forecasts of our customers’ needs, inaccurate forecasts could adversely affect our business.

●	We rely on independent foundries and contractors for the manufacture, assembly, testing and packaging of our integrated circuits and modules, and the failure of any of these third parties to deliver products or otherwise perform as requested could damage our relationships with our customers and harm our sales and financial results.

●	Disruptions in our supply chain due to shortages in the global semiconductor supply chain could cause delays for customers and impact revenue.

●	Any claim that our products or technology infringe third party IP rights could increase our costs of operation and distract management and could result in expensive settlement costs or the discontinuance of our technology licensing or product offerings. In addition, we may incur substantial litigation expense which would adversely affect our profitability.

●	The discovery of defects in our technology and products could expose us to liability for damages.

●	We might not be able to protect and enforce our IP rights which could impair our ability to compete and reduce the value of our technology.

●	Third parties might attempt to gain unauthorized access to our network or seek to compromise our products and services.

●	There may be future sales of our common stock, which could adversely affect the market price of our common stock and dilute a stockholder’s ownership of common stock.

●	Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change-of-control transaction and depress the market price of our stock.

●	If we are unable to satisfy the continued listing requirements of the Nasdaq, our common stock could be delisted and the price and liquidity of our common stock may be adversely affected.

THE OFFERING

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Common stock to be offered	We are offering an aggregate of 8,511,798 shares of common stock that are issuable upon the exercise of warrants, consisting of (i) 423,650 shares of common stock underlying outstanding pre-funded warrants exercisable at $0.001 per share, (ii) 3,974,520 shares of common stock underlying outstanding Series A warrants exercisable at $2.25 per share, (iii) 3,974,520 shares of common stock underlying outstanding Series B warrants exercisable at $2.25 per share, and (iv) 139,108 shares of common stock underlying outstanding underwriter warrants exercisable at $2.625 per share.

Common warrants	Each Series A warrant represents the right to purchase two shares of our common stock, was exercisable beginning on February 8, 2024, expires on the five-year anniversary of the issuance date and has an exercise price of $2.25 per share. Each Series B warrant represents the right to purchase two shares of our common stock, was exercisable beginning on February 8, 2024, expires on the six-month anniversary of the issuance date and has an exercise price of $2.25 per share.

Pre-funded warrants	The pre-funded warrants have an exercise price of $0.001 per share, were exercisable beginning on February 8, 2024 and may be exercised at any time until all of the pre-funded warrants are exercised in full.

Underwriter warrants	The underwriter warrants are exercisable beginning on February 8, 2024, and expire on the five-year anniversary of the issuance date and have an exercise price of $2.625 per share.

Common stock to be outstanding after this offering	10,799,187 shares assuming the Series A warrants, Series B warrants, pre-funded warrants and underwriter warrants are exercised in full.

Use of proceeds	Assuming that all outstanding warrants are exercised on a cash basis, we will receive gross proceeds of approximately $18.3 million. We intend to use the net proceeds from this offering primarily for general corporate purposes, including research and development and working capital. No assurance can be given as to the number of warrants, if any, that will be exercised. We will not receive any proceeds from the sale of the shares that are purchased upon the exercise of the warrants. See “Use of Proceeds” on page 9 of this prospectus for additional information.

Risk factors	You should read the section entitled “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Nasdaq Capital Market symbol	Our shares of common stock are traded on The Nasdaq Capital Market under the symbol “PRSO.”

Reverse stock split	The number of shares of common stock and exchangeable shares in this prospectus reflects a reverse stock split of our issued and outstanding common stock at 1-for-40 ratio, effective as of 4:01 p.m., Eastern Time, on January 2, 2024. Certain share amounts in this prospectus are approximate and actual amounts may differ due to rounding of fractional shares as a result of the 1-for-40 reverse stock split.

The number of shares of our common stock to be outstanding after this offering is based on 2,287,389 shares of common stock outstanding as of March 31, 2024, and excludes the shares of common stock being offered by this prospectus and issuable upon exercise of the outstanding warrants and also excludes the following as of such date:

●	95,093 shares of common stock issuable upon the exchange of exchangeable shares;

●	34,903 shares of common stock issuable upon the exercise of outstanding stock options, which options have a weighted average exercise price of $130.00 per share;

●	15,375 shares of common stock issuable upon the vesting of restricted stock units;

●	38,976 shares of common stock available for future issuance under the Company’s 2019 Stock Incentive Plan;

●	142,858 shares of common stock issuable upon exercise of warrants dated June 2, 2023 at $28.00 per share;

●	7,143 shares of common stock issuable upon exercise of placement agent warrants dated June 2, 2023 at $28.00 per share; and

●	91,875 shares of common stock issuable upon exercise of warrants dated November 30, 2022 at $40.00 per share.

Additionally, unless otherwise stated, all information in this prospectus reflects all currency in United States dollars.

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk including the risk of a loss of your entire investment. You should carefully consider the risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference in this prospectus as the same may be amended, supplemented or superseded by the risks and uncertainties described in similar headings in the other documents that are filed by us after the date hereof and incorporated in this prospectus.

Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. See “Cautionary Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents we incorporate by reference into this prospectus constitute forward-looking statements. All statements other than statements of historical facts contained in this prospectus and the documents we incorporate by reference into this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among others, those discussed under “Risk Factors” below.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or similar terms.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors under the section titled “Risk Factors” and a variety of other factors, including, without limitation, statements about our future business operations and results, the market for our technology, our strategy and competition.

Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We undertake no obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

USE OF PROCEEDS

Assuming that all outstanding warrants are exercised for 8,511,798 shares of common stock on a cash basis, we will receive gross proceeds of approximately $18.3 million, and estimated offering expenses are expected to be minimal. No assurance can be given as to the number of warrants, if any, that will be exercised. We will not receive any proceeds from the sale of the shares that are purchased upon the exercise of the warrants. We intend to use the net proceeds of this offering for our operations, including the further development of our mmWave antenna module products, and working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, products or assets. Although we currently have no agreements, commitments or obligations to do so, we evaluate such opportunities and engage in related discussions with third parties from time to time.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development efforts and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY

To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our common stock will be in the form of appreciation, if any, in the market value of their shares of common stock. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our board of directors.

MANAGEMENT

The names of our directors and certain information about each of them are set forth below.

Name	Age	Position(s) with the Company
Ronald Glibbery	62	Chief Executive Officer and Director
Daniel Lewis	75	Director
Ian McWalter(1)(2)	73	Director
Andreas Melder(1)(2)	65	Director
Robert Y. Newell(1)(2)	75	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

The principal occupations and positions for at least the past five years of our directors are described below. There are no family relationships among any of our directors or executive officers.

Ronald Glibbery. Mr. Glibbery was appointed as our chief executive officer and to our board of directors in December 2021. He founded Peraso Technologies Inc. (Peraso Tech) in 2008 and served as its chief executive officer. In June 2020, Peraso Tech applied for and obtained an order under the Companies’ Creditors Arrangement Act (the CCAA), providing certain relief. Pursuant to the Initial Order issued by the Ontario Superior Court of Justice (Commercial List) (the Court), Ernst & Young Inc. was appointed as the Monitor of Peraso Tech. In addition, the Monitor, in its capacity as Foreign Representative, filed a voluntary petition in the United States under Chapter 15 of the U.S. Bankruptcy Code, seeking recognition of the CCAA proceeding. In October 2020, the Court granted an order authorizing the termination of Peraso Tech’s CCAA proceedings upon the completion of certain defined steps. In December 2020, the United States Bankruptcy Court for the Southern District of New York issued an Order that: (i) recognized and gave full force and effect in the United States to the Court’s order approving the Settlement Agreement; and (ii) terminated the Chapter 15 Proceedings. Mr. Glibbery has over 25 years of experience in the semiconductor industry. Prior to co-founding Peraso Tech, Mr. Glibbery held executive positions at Kleer Semiconductor, a fabless semiconductor company focused on wireless audio technology and Intellon Corporation (Intellon), a pioneer and leader in the development of semiconductor devices used for powerline communications. He has held other executive roles at Cogency Semiconductor, LSI Logic Canada, Inc. and LSI Logic Corporation. Mr. Glibbery holds a B.E.Sc. in Electrical and Electronics Engineering from the University of Western Ontario.

We believe that Mr. Glibbery’s qualifications to serve on the board of directors include his service as an officer of ours and his extensive general management and technical expertise in the semiconductor industry, as well as his experience as a chief executive officer.

Daniel Lewis. Mr. Lewis has served as a member of the board of directors since September 2017. He served as our Vice President, General Manager of Memory Products from April 2022 until his retirement in December 2022. Mr. Lewis previously served as our President from August 2018 until April 2022 and chief executive officer from August 2018 until the business combination with Peraso Tech in December 2021. Before joining MoSys, Mr. Lewis served as the managing member and an owner of GMS Manufacturing Solution LLC, a firm focused on providing engineering services to manufacturing companies. He previously held various executive and leadership roles at View Box Group, Xicor, Integrated Device Technology, Accelerant Networks, Intel Corporation, Zilog and Digital Equipment Corporation. Mr. Lewis holds a B.S. in Electrical Engineering from the University of Michigan. We believe that Mr. Lewis’s qualifications to serve on the board of directors include his service as an officer of ours and his extensive business experience, having held senior management positions at several companies in the semiconductor, computer and networking industries. He brings strategic and operational insight to the board of directors.

Ian McWalter. Dr. McWalter was appointed to our board of directors in December 2021. He currently serves as a member of the board of directors for Evertz Technologies, a publicly traded manufacturer of video and audio infrastructure solutions for television, telecom and new-media industries. Dr. McWalter served as the president and chief executive officer of CMC Microsystems from 2007 until 2018. Prior to this role, Dr. McWalter was chief executive officer of Toumaz Technology. Before joining Toumaz, Dr. McWalter spent 15 years at Gennum Corporation, including five years as president and chief executive officer from 2000 to 2005. Previously, he held management and technical positions at Bell Northern Research Ltd., the research and development arm of Northern Telecom and Bell Canada, and Plessey Semiconductors. Dr. McWalter was awarded a B.Sc. in physics and a Ph.D. in Electrical Engineering from the Imperial College of Science and Technology in London, England. We believe that Dr. McWalter’s qualifications to serve on the board of directors include his extensive general management and technical expertise in the semiconductor industry, as well as his experience as a chief executive officer and his experience serving as a director on public-company boards of directors.

Andreas Melder. Mr. Melder was appointed to our board of directors in December 2021. He is a veteran technology executive in the semiconductor, communications and consumer electronics industries and previously served as vice president of business development at Gigle Networks, which was acquired in 2011 by Broadcom, where he continued to serve in executive marketing roles. Prior to Broadcom, Mr. Melder served as senior vice president of sales, marketing and business development for Intellon, which was acquired by Atheros Communications, Inc., which was subsequently acquired by Qualcomm Inc. (Qualcomm), and held similar positions with Atheros and Qualcomm. Previously, he was founder and vice president of marketing and business development for Microtune, a designer of RF integrated circuits and subsystem modules, which was acquired by Zoran Semiconductor, and vice president of sales and marketing for Tripath, an audio controller company acquired by Etelos. Additionally, Mr. Melder was a senior executive for companies that were acquired by Broadcom, Cirrus Logic and RFMD. Mr. Melder earned a B.S. in Electrical Engineering/Business from Carnegie-Mellon University and a M.S. in Electrical Engineering and Operations Research from Southern Methodist University. We believe that Mr. Melder’s qualifications to serve on the board of directors include his extensive business experience, having held senior management positions at several companies in the semiconductor, computer and networking industries. Additionally, he brings additional operational, and fund-raising expertise, and business development, mergers and acquisitions and public markets experience.

Robert Y. Newell. Mr. Newell has served as a member of our board of directors since October 2018 and is currently a consultant and advisor to emerging technology and healthcare companies. He has held financial management positions for companies in Silicon Valley for over 25 years. From 2003 to 2018, Mr. Newell was chief financial officer of Dextera Surgical, Inc. (Dextera) a developer of advanced surgical stapling and medical devices. In December 2017, after entering into an agreement to sell substantially all of its assets, Dextera filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. He served on the board of directors of ARI Network Services, a leading publicly traded supplier of SaaS and data as a service solutions. Previously, Mr. Newell served as chief financial officer of Omnicell, an automated medication and hospital supply management company, and prior to 2000, he held executive positions with the Beta Group and Cardiometrics. Prior to his business career, he was a pilot in the United States Air Force. Mr. Newell holds a B.A. in mathematics from the College of William & Mary and an MBA from Harvard Business School. We believe that Mr. Newell’s qualifications to serve on the board of directors include his substantial financial and public-company experience, as he has served as chief financial officer at multiple medical device and other technology companies. He also has previous experience serving as a director on public-company boards of directors.

The names of our executive officers and certain information about them are set forth either above or below, as the case may be:

Name	Age	Position(s) with the Company
Ronald Glibbery	62	Chief Executive Officer and Director
James Sullivan	55	Chief Financial Officer
Bradley Lynch	51	Chief Operating Officer
Mark Lunsford	66	Chief Revenue Officer
Alexander Tomkins	41	Chief Technology Officer

James Sullivan. Mr. Sullivan has served as our chief financial officer since January 2008. From July 2006 until January 2008, Mr. Sullivan served as Vice President of Finance and Chief Financial Officer at Apptera, Inc., a venture-backed company providing software for mobile advertising, search and commerce. From July 2002 until June 2006, Mr. Sullivan was the chief financial officer at 8x8, Inc., a publicly-traded SAAS provider of VoIP and unified communication solutions. Mr. Sullivan’s prior experience includes various positions at 8x8, Inc. and PricewaterhouseCoopers LLP. He received a Bachelor of Science degree in Accounting from New York University and is a certified public accountant.

Bradley Lynch. Mr. Lynch has served as chief operating officer since December 2021. He co-founded Peraso Tech in 2009 and served as executive vice president of engineering and operations. In June 2020, Peraso Tech applied for and obtained an order under the Companies’ Creditors Arrangement Act (the CCAA), providing certain relief. Pursuant to the Initial Order issued by the Ontario Superior Court of Justice (Commercial List) (the Court), Ernst & Young Inc. was appointed as the Monitor of Peraso Tech. In addition, the Monitor, in its capacity as Foreign Representative, filed a voluntary petition in the United States under Chapter 15 of the U.S. Bankruptcy Code, seeking recognition of the CCAA proceeding. In October 2020, the Court granted an order authorizing the termination of Peraso Tech’s CCAA proceedings upon the completion of certain defined steps. In December 2020, the United States Bankruptcy Court for the Southern District of New York issued an Order that: (i) recognized and gave full force and effect in the United States to the Court’s order approving the Settlement Agreement; and (ii) terminated the Chapter 15 Proceedings. Prior to founding Peraso Tech, Mr. Lynch worked as a system architect at Kleer Semiconductor, a fabless company focused on wireless audio technology. Before Kleer, he was director of software engineering at Intellon Corporation, a pioneer and leader in the development of semiconductor devices used for powerline communications. Previously, Mr. Lynch held various technical roles at Cogency Semiconductor and Power Trunk. Mr. Lynch holds a B.A.Sc in Computer Engineering from the University of Waterloo.

Mark Lunsford. Mr. Lunsford was appointed as our chief revenue officer in October 2022. Prior to joining Peraso, Mr. Lunsford held numerous positions of responsibility with companies in the semiconductor industry. From 1988 to 1999, he worked for Asia Pacific at Monolithic Memories, where he served in multiple roles, including vice president of sales for the Americas and director of marketing. From 1999 to 2001, Mr. Lunsford was the vice president of worldwide sales and director of business development at Pivotal Technologies. In 2001, and for a period of eight years, he served as vice president of worldwide sales at Micrel Semiconductor. From 2009 to 2013, he worked at NXP, where he served as vice president of sales and marketing for the Americas. In 2013, and for a period of six years, he served as the executive vice president of worldwide sales at SiTime Inc., a provider of MEMS-based timing devices. From January 2019 until April 2020, he provided consulting services for a range of high-technology businesses. Finally, he served as the vice president of global sales at Chasm Advanced Materials, a provider of carbon nano tube based product solutions, from November 2020 until April 2022. Mr. Lunsford holds a degree in Mechanical Engineering from the University of California at Davis.

Alexander Tomkins. Mr. Tomkins has served as our chief technology officer since December 2021. He co-founded Peraso Tech in 2009 and served as its chief technology officer. In June 2020, Peraso Tech applied for and obtained an order under the Companies’ Creditors Arrangement Act (the CCAA), providing certain relief. Pursuant to the Initial Order issued by the Ontario Superior Court of Justice (Commercial List), Ernst & Young Inc. was appointed as the Monitor of Peraso Tech. In addition, the Monitor, in its capacity as Foreign Representative, filed a voluntary petition in the United States under Chapter 15 of the U.S. Bankruptcy Code, seeking recognition of the CCAA proceeding. In October 2020, the Court granted an order authorizing the termination of Peraso Tech’s CCAA proceedings upon the completion of certain defined steps. In December 2020, the United States Bankruptcy Court for the Southern District of New York issued an Order that: (i) recognized and gave full force and effect in the United States to the Court’s order approving the Settlement Agreement; and (ii) terminated the Chapter 15 Proceedings. Mr. Tomkins holds a Masters of Applied Science from the University of Toronto and a B.S. in Engineering Physics from Carleton University. He also attended the University of Toronto as a doctoral candidate in Applied Science.

Audit Committee

Our board of directors established the Audit Committee for the purpose of overseeing the accounting and financial reporting processes and audits of our financial statements. The Audit Committee also is charged with reviewing reports regarding violations of our code of ethics and complaints with respect thereto, and internal control violations under our whistleblower policy are directed to the members of the Audit Committee. The responsibilities of our Audit Committee are described in the Audit Committee Charter adopted by our board of directors, a current copy of which can be found on the investors section of our website, www.perasoinc.com.

Ian McWalter, Andreas Melder and Robert Y. Newell are the current members of the Audit Committee. All are independent, as determined in accordance with Rule 5605(a)(2) of the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. Mr. Newell serves as the chair and has been designated by the board of directors as the “audit committee financial expert,” as defined by Item 407(d)(5) of Regulation S-K under the Securities Act and the Exchange Act. That status does not impose duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on him as a member of the Audit Committee and the board of directors, however. The Audit Committee has delegated authority to Mr. Newell for review and pre-approval of services proposed to be provided by our independent registered public accounting firm.

Compensation Committee

Ian McWalter, Andreas Melder and Robert Y. Newell are the current members of the Compensation Committee, and Dr. McWalter serves as the chair. The Compensation Committee is responsible for reviewing, recommending and approving our compensation policies and benefits, including the compensation of all of our executive officers and directors. Our Compensation Committee also has the principal responsibility for the administration of our equity incentive and stock purchase plans. The responsibilities of our Compensation Committee are described in the Compensation Committee Charter adopted by our board of directors, a current copy of which can be found on the investors section of our website, www.perasoinc.com.

Nominations Process

We do not have a nominating committee, as we are a small company and currently only have five directors. Instead of having such a committee, our board of directors historically has appointed all of the independent directors on our board to search for and evaluate qualified individuals to become nominees for director and board committee members. The independent directors recommend candidates for nomination for election or reelection at each annual meeting of stockholders and, as necessary, to fill vacancies and newly created directorships, and evaluate candidates for appointment to and removal from committees. The independent directors operate in this capacity under authority granted by resolution of the board of directors, rather than by charter.

When new candidates for our board of directors are sought, the independent directors evaluate each candidate for nomination as a director within the context of the needs and the composition of the board of directors as a whole. The independent directors conduct any appropriate and necessary inquiries into the backgrounds and qualifications of candidates. When evaluating director nominees, our board of directors generally seeks to identify individuals with diverse, yet complementary business backgrounds. Although we have no formal policy regarding diversity, our directors consider both the personal characteristics and experience of director nominees, including each nominee’s independence, diversity, age, skills, expertise, time availability and industry background in the context of the needs of the board of directors and the Company. The board of directors believes that director nominees should exhibit proven leadership capabilities and experience at a high level of responsibility within their chosen fields and must have the experience and ability to analyze the complex business issues facing us, and specifically, the issues inherent in the semiconductor industry. In addition to business expertise, the board of directors requires that director nominees have the highest personal and professional ethics, integrity and values and, above all, are committed to representing the long-term interests of our stockholders and other stakeholders. To date, we have not paid any fee to a third party to assist in the process of identifying or evaluating director candidates. Our independent directors will consider candidates for nomination as director who are recommended by a stockholder and will not evaluate any candidate for nomination for director differently because the candidate was recommended by a stockholder. To date, we have not received or rejected any suggestions for a director candidate recommended by any stockholder or group of stockholders owning more than 5% of our common stock. The recommendation must include the information specified in our bylaws for stockholder nominees to be considered at an annual meeting, including the following:

●	The stockholder’s name and address and the beneficial owner, if any, on whose behalf the nomination is proposed;

●	The stockholder’s reason for making the nomination at the annual meeting, and the signed consent of the nominee to serve if elected;

●	The number of shares owned by, and any material interest of, the record owner and the beneficial owner, if any, on whose behalf the record owner is proposing the nominee;

●	A description of any arrangements or understandings between the stockholder, the nominee and any other person regarding the nomination; and

●	Information regarding the nominee that would be required to be included in our proxy statement by the rules of the SEC, including the nominee’s age, business experience for the past five years and any other directorships held by the nominee.

The information listed above is not a complete list of the information required by our bylaws. The secretary will forward any timely recommendations containing the required information to our independent directors for consideration.

Board of Directors Leadership Structure

Our bylaws provide the board of directors with flexibility to combine or separate the positions of chair of the board of directors and chief executive officer in accordance with its determination that utilizing one or the other structure is in the best interests of our company. Currently, the board of directors has not appointed a chair or lead independent director. From time to time, each of the independent directors works with our chief executive officer to perform a variety of functions related to our corporate governance, including coordinating activities of the board of directors, setting the agenda for meetings (in consultation with our chief executive officer, as necessary or appropriate) and ensuring adequate communication between the board of directors and management. Our Audit Committee oversees critical matters such as our relationship with our auditors, our financial reporting practices, system of disclosure controls and procedures and internal controls over financial reporting. Our Compensation Committee oversees our executive compensation program. Each of these committees consists entirely of independent directors.

Risk Oversight

The board of directors is actively involved in the oversight of risks — including strategic, credit, liquidity, operational and other risks — which could affect our business. The board of directors does not have a standing risk management committee and administers this oversight function directly through the board of directors as a whole and through its committees, which oversee risks relevant to their respective functions. For example, in addition to the oversight matters described in the preceding paragraph, the Audit Committee also assists the board of directors in its risk oversight function by reviewing and discussing with management our compliance with accounting principles and the treasury function, including management of our cash and investments. The Compensation Committee assists the board of directors in its risk oversight function by considering risks relating to the design of our executive compensation programs and arrangements and employee benefit plans. The full board of directors considers strategic risks and opportunities and receives reports from the committees regarding risk oversight in their areas of responsibility as necessary. The board of directors and each committee administers its respective risk oversight function by evaluating management’s monitoring, assessment and management of risks, including steps taken to limit our exposure to known risks, through regular interaction with our senior management and in board and committee deliberations that are closed to members of management. The interaction with management occurs not only at formal board and committee meetings but also periodically through other written and oral communications.

Compensation Committee Interlocks and Insider Participation

During 2023, none of our executive officers served as a member of the board of directors or Compensation Committee of any entity that had one or more of its executive officers serving as a member of our board of directors or Compensation Committee. Dr. McWalter and Messrs. Melder and Newell, the members of the Compensation Committee, were not officers or employees of ours during 2023 or at any other time.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees. The code of ethics is designed to deter wrongdoing and to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable disclosures in reports and documents submitted to the SEC and other public communications, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code and accountability for adherence to such code.

The code of ethics is available on our website, www.perasoinc.com. If we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our chief executive officer or chief financial officer, or persons performing similar functions, where such amendment or waiver is required to be disclosed under applicable SEC rules, we intend to disclose the nature of such amendment or waiver on our website.

Employee, Officer, and Director Hedging

Our policy against insider trading prohibits all directors, officers or other employees from engaging in any short sales of our securities, transactions in puts, calls or other derivative securities on an exchange or in any other organized market and hedging transactions.

EXECUTIVE COMPENSATION

Overview of Compensation Program

The Compensation Committee of the board of directors has responsibility for establishing, implementing and monitoring adherence to our compensation philosophy. The board of directors has delegated to the Compensation Committee the responsibility for determining our compensation policies and procedures for senior management, including the named executive officers, periodically reviewing these policies and procedures, and making recommendations concerning executive compensation to be considered by the full board of directors, when such approval is required under any of our plans or policies or by applicable laws.

The compensation received by our named executive officers is set forth in the Summary Compensation Table, below. For 2023, our named executive officers included Ronald Glibbery, our chief executive officer, James Sullivan, our chief financial officer, and Bradley Lynch, our chief operating officer.

Compensation Philosophy

In general, our executive compensation policies are designed to recruit, retain and motivate qualified executives by providing them with a competitive total compensation package based in large part on the executive’s contribution to our financial and operational success, the executive’s personal performance and increases in stockholder value, as measured by the price of our common stock. We believe that the total compensation paid to our executives should be fair, reasonable and competitive.

We seek to have a balanced approach to executive compensation with each primary element of compensation (base salary, variable compensation and equity incentives) designed to play a specific role. Overall, we design our compensation programs to allow for the recruitment, retention and motivation of the key executives and high-level talent required in order for us to:

●	supply high-value and high-quality integrated circuit solutions to our customer base;

●	achieve or exceed our annual financial plan and be profitable;

●	make continuous progression towards achieving our long-term strategic objectives to be a high-growth company with growing profitability; and

●	increase our share price to provide greater value to our stockholders.

Role of Executive Officers in Compensation Decisions

The chief executive officer (the “CEO”) makes recommendations for equity and non-equity compensation for executives to be approved by the Compensation Committee. The Compensation Committee reviews these guidelines annually. The CEO annually reviews the performance of our executives (other than himself) and presents his recommendations for proposed salary adjustments, bonuses and equity awards to the Compensation Committee once a year. In its discretion, the Compensation Committee may accept, modify or reject the CEO’s recommendations. The Compensation Committee evaluates the compensation of the CEO on its own without the participation or involvement of the CEO. Only the Compensation Committee and the board of directors are authorized to approve the compensation for any named executive officer. Compensation of new executives is based on hiring negotiations between the individuals and our CEO and/or Compensation Committee.

Elements of Compensation

Consistent with our compensation philosophy and objectives, we offer executive compensation packages consisting of the following three components:

●	base salary;

●	annual incentive compensation; and

●	equity awards.

In each fiscal year, the Compensation Committee determines the amount and relative weighting of each component for all executives, including the named executive officers. Base salaries are paid in fixed amounts and thus do not encourage risk taking. Our widespread use of long-term compensation, consisting of stock options and restricted stock units (the “RSUs”), focuses recipients on the achievement of our longer-term goals and conserves cash for other operating expenses. For example, the RSUs granted to our executives generally vest in increments over three years, while stock options granted to our executives generally vest over 36 months from the date of grant. The Compensation Committee does not believe that these awards encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our stock price, and the use of multi-year vesting schedules helps to align our employees’ interests even more closely with those of our long-term investors.

Base Salary

Because our compensation philosophy stresses performance-based awards, base salary is intended to be a smaller portion of total executive compensation relative to long-term equity. The Compensation Committee takes into account the executive’s scope of responsibility and significance to the execution of our long-term strategy, past accomplishments, experience and personal performance and compares each executive’s base salary with those of the other members of senior management. The Compensation Committee may give different weighting to each of these factors for each executive, as it deems appropriate. The Compensation Committee did not retain a compensation consultant or determine a compensation peer group for 2023.

There were no changes to the annual base salaries of our executive officers in 2023. In April 2023, we entered into amendments to our employment agreements with each of our executive officers based in Canada, namely Messrs. Glibbery, Lynch and Tomkins, which provide that for purposes of calculating any cash compensation amounts payable by us under their employment agreements, each payment shall be converted into Canadian dollars at the exchange rate reported by the Bank of Canada (or such other equivalent exchange rate source, as determined by the Company) as of 5:00 p.m. Pacific Time on the first business day of each calendar quarter during which the payment is made.

Annual Incentive Compensation

There were no changes to the incentive compensation targets for our named executive officers in 2023.

Equity Awards

Although we do not have a mandated policy regarding the ownership of shares of common stock by officers and directors, we believe that granting equity awards to executives and other key employees on an ongoing basis gives them a strong incentive to maximize stockholder value and aligns their interests with those of our other stockholders on a long-term basis. Our Amended and Restated Peraso Inc. 2019 Stock Incentive Plan (the “2019 Plan”), which was approved by our stockholders and became effective in August 2019, enables us to grant equity awards, as well as other types of stock-based compensation, to our executive officers and other employees. The Compensation Committee reviews and approves all equity awards granted under the 2019 Plan to the named executive officers. We grant equity awards to achieve retention and motivation:

●	upon the hiring of key executives and other personnel;

●	annually, when we review progress against corporate and personal goals; and

●	when we believe that competitive forces or economic conditions threaten to cause our key executives to lose their motivation and/or where retention of these key executives is in jeopardy.

With the Compensation Committee’s approval, we grant equity awards to acquire shares of common stock when we initially hire executives and other employees, as a long-term performance incentive. The Compensation Committee has determined the size of the initial equity awards to newly hired executives with reference to equity awards held by existing executives, the percentage that such award represents of our total shares outstanding and hiring negotiations with the individual. In addition, the Compensation Committee would consider other relevant information regarding the size and type of compensation package considered necessary to enable us to recruit, retain and motivate the executive.

Typically, when we hire an executive, the equity awards vest over a three-year period. The options granted to executives in connection with annual performance reviews typically vest monthly over a three-to four-year period, and RSUs granted typically vest annually over a period of from one- to three-years, as the Compensation Committee may decide. As matters of policy and practice, we grant stock options with an exercise price equal to fair market value, although the 2019 Plan allows us to use a different exercise price. In determining fair market value, we use the closing price of the common stock on the Nasdaq on the grant date.

Historically, no employee has been eligible for an annual performance grant until the employee has been employed for at least six months. Annual performance reviews are generally conducted in the first half of each fiscal year. Our CEO conducts the performance review of all other executives, and he makes his recommendations to the Compensation Committee. The Compensation Committee also reviews the CEO’s annual performance and determines whether he should receive additional equity awards. Aside from equity award grants in connection with annual performance reviews, we do not have a policy of granting additional awards to executives during the year. The board of directors and Compensation Committee have not adopted a policy with respect to setting the dates of award grants relative to the timing of the release of material non-public information. Our policy with respect to prohibiting insider trading restricts sales of shares during specified black-out periods, including at all times that our insiders are considered to possess material non-public information.

In determining the size of equity awards in connection with the annual performance reviews of our executives, the Compensation Committee takes into account the executive’s current position with and responsibilities to us, and current and past equity awards to the executive.

In 2023, we did not grant equity awards to any of our named executive officers.

Going forward, we intend to continue to evaluate and consider equity grants to our executives on an annual basis. We expect to consider potential equity awards for executives at the same time as we annually review our employees’ performance and determine whether to award grants for all employees.

Accounting and Tax Considerations

Our Compensation Committee has reviewed the impact of tax and accounting treatment on the various components of our executive compensation program. Section 162(m) of the Internal Revenue Code, as amended (the “Code”), generally disallows a tax deduction to publicly-held companies for compensation paid to “covered” executive officers, to the extent that compensation paid to such an officer exceeds $1 million during the taxable year. The Tax Cuts and Jobs Act repealed the performance-based exception to the deduction limit for remuneration that is deductible in tax years commencing after December 31, 2017. However, certain remuneration is specifically exempt from the deduction limit under a transition rule to the extent that it is “performance-based,” as defined in Section 162(m) of the Code, and subject to a “written binding contract” in effect as of November 2, 2017 that is not later modified in any material respect. We endeavor to award compensation that will be deductible for income tax purposes, though other factors will also be considered. None of the compensation paid to our covered executive officers for the year ended December 31, 2023 that would be taken into account for purposes of Section 162(m) exceeded the $1 million limitation. Because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) of the Code and the regulations issued thereunder, including the uncertain scope of the transition relief under the Tax Cuts and Jobs Act, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) of the Code in fact will satisfy such requirements. Our Compensation Committee may authorize compensation payments that do not comply with the exemptions to Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Say-on-Pay and Say-on-Frequency

We gave our stockholders an opportunity to provide feedback on our executive compensation through an advisory vote at our 2023 annual stockholder meeting (the “2023 Meeting”), which was held on December 15, 2023. Stockholders were asked to approve, on an advisory basis, the compensation paid to our named executive officers. A majority of stockholders indicated approval of the compensation of the named executive officers, with approximately 81% of the shares that voted on such matter voting in favor of the proposal. Additionally, at the 2023 Meeting, stockholders were asked to approve, on an advisory basis, in favor of having a stockholder vote to approve the compensation of our named executive officers every three years. A majority of stockholders indicated approval of having a stockholder vote to approve the compensation of our named executive officers every three years, with approximately 71% of the shares that voted on such matter voting in favor of the proposal. Based on these results and consistent with the previous recommendation and determination of our board of directors, we will hold non-binding advisory votes on executive compensation every three years until the next vote on the frequency of the stockholder advisory vote on executive compensation.

In light of the results of the advisory vote, the Compensation Committee intends to continue to apply principles that were substantially similar to those applied historically in determining compensation policies and decisions with respect to 2024 executive compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for fiscal years 2023 and 2022 for each of our named executive officers.

Name and principal position	Year	Salary ($)	Stock Option Awards ($)(1)	Restricted Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Ronald Glibbery	2023	400,000	—	—	—	400,000
Chief Executive Officer	2022	400,000	—	430,000	—	830,000
James Sullivan	2023	305,000	—	—	—	305,000
Chief Financial Officer	2022	306,719	—	215,000	—	521,719
Bradley Lynch	2023	275,000	—	—	—	275,000
Chief Operating Officer	2022	279,992	—	161,250	—	441,242

(1)	The dollar amounts in this column represent base salary earned during the indicated fiscal year. Pursuant to the employment agreements for Messrs. Sullivan and Lynch, each as amended in April 2022, such named executive officers received a base salary increase that was retroactive to December 17, 2021. Accordingly, the amounts in this column for fiscal year 2022 for Messrs. Sullivan and Lynch reflect retroactive salary increases for the time period from December 17, 2021 through December 31, 2021 in the aggregate amounts of $1,719 and $4,992, respectively, plus fiscal year 2022 base salary.

(2)	Award amounts reflect the aggregate grant date fair value with respect to awards granted during the years indicated, as determined pursuant to FASB ASC Topic 718. The assumptions used to calculate the aggregate grant date fair value of option and stock awards are set forth in the notes to the consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect actual compensation earned or to be earned by our named executive officers.

GRANTS OF PLAN-BASED AWARDS

We did not grant plan-based awards in 2023 to any of our named executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table and accompanying footnotes set forth information regarding the outstanding equity awards held by our named executive officers as of December 31, 2023.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date(1)	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($)
Ron Glibbery	566	(2)	—	—	69.20	11/17/2024	—		—
	453	(2)	—	—	103.60	12/29/2025	—		—
	6,973	(2)	—	—	103.60	9/17/2030	—		—
	2,740	(2)	—	—	103.60	12/16/2031	—		—
							1,667	(7)	18,670	(8)

James Sullivan	8	(3)	—	—	16,400.00	3/30/2025	—		—
	20	(4)	—	—	5,760.00	8/23/2026	—		—
	138	(5)	—	—	156.80	2/6/2029	—		—
	500	(6)	—	—	62.80	11/20/2029	—		—
							834	(7)	9,341	(8)

Bradley Lynch	227	(2)	—	—	103.60	9/17/2030	—		—
	4,365	(2)	—	—	103.60	9/17/2030	—		—
	1,644	(2)	—	—	103.60	12/16/2031	—		—
							625	(7)	7,000	(8)

(1)	The standard option term is generally ten years, but all of the options expire automatically unless exercised within 90 days after the cessation of service as an employee, director or consultant.

(2)	The stock options were acquired on December 17, 2021 as consideration for the person’s securities of Peraso Technologies Inc., which we acquired by way of a reverse takeover.

(3)	The stock option was granted on March 30, 2015, and the shares subject to this option vested monthly over 48 months subject to continued employment (or service as a director or consultant).

(4)	In August 2016, officers tendered their eligible options and received new options at a rate of 1 replacement option share for each 1.75 option shares tendered. The stock option was granted on August 23, 2016, and the shares subject to this option vested monthly over 48 months subject to continued employment (or service as a director or consultant).

(5)	The stock option was granted on February 6, 2019, and the shares subject to this option vest monthly over three years subject to continued service as an employee, director or consultant).

(6)	The stock option was granted on November 20, 2019, and the shares subject to this option vested monthly over three years subject to continued service as an employee, director or consultant.

(7)	The shares subject to each restricted stock unit grant vest on each semi-annual anniversary over a three-year period commencing on December 17, 2021 subject to continued employment (or service as a director or consultant).

(8)	The amount is calculated using the Company’s closing price on the Nasdaq of $11.20 per share of common stock on December 29, 2023.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth the number of shares acquired and aggregate dollar amount realized pursuant to the exercise of options and vesting of stock awards by our named executive officers during the year ended December 31, 2023.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(1)
Ronald Glibbery	—	—	1,668	29,514
James Sullivan	—	—	834	14,757
Bradley Lynch	—	—	626	11,076

(1)	The aggregate dollar value realized upon vesting represents the closing price of a share of common stock on the Nasdaq at the date of vesting, multiplied by the total number of shares vested.

EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS AND AGREEMENTS

Our Executive Change-in-Control and Severance Policy (the “Policy”) provides benefits that are intended to encourage the continued dedication of our executive officers and to mitigate potential disincentives to the consideration of a transaction that would result in a change in control, particularly where the services of our named executive officers may not be required by a potential acquirer. The Policy provides for benefits for our named executive officers in the event of a “Change-in-Control,” which is generally defined as:

●	an acquisition of 45% or more of our common stock or voting securities by any “person,” as defined under the Exchange Act; or

●	consummation of a complete liquidation or dissolution of the Company or a merger, consolidation, reorganization or sale of all or substantially all of our assets (collectively, a “Business Combination”) other than a Business Combination in which (A) our stockholders receive 50% or more of the stock of the corporation resulting from the Business Combination and (B) at least a majority of the board of directors of such resulting corporation were our incumbent directors immediately prior to the consummation of the Business Combination, and (C) after which no individual, entity or group (excluding any corporation or other entity resulting from the Business Combination or any employee benefit plan of such corporation or of ours) who did not own 45% or more of the stock of the resulting corporation or other entity immediately before the Business Combination owns 45% or more of the stock of such resulting corporation or other entity.

Under the Policy, the following compensation and benefits are to be provided to our chief executive officer upon the occurrence of a Change-in-Control, and in the case of our other named executive officers, upon a Change-in-Control combined with a termination of the named executive officer’s employment without cause, or due to disability or resignation for good reason (as defined in the Policy) in connection with the Change-in-Control or within 24 months after it:

●	any base salary earned but not yet paid through the date of termination;

●	any annual or discretionary bonus earned but not yet paid to him for any calendar year prior to the year in which his termination occurs;

●	any compensation under any deferred compensation plan of ours or deferred compensation agreement with us then in effect;

●	a single lump sum payment equal to the sum of (a) one year of his or her then-current base salary plus (b) the average of his or her annual bonus payments in the preceding three years or such shorter time as he or she has been employed by us (with prorated weighting assigned to any bonus earned for a partial year of employment), which payment will be made within 60 days following the Change-in-Control (in the case of the chief executive officer), or 60 days following the date of employment termination (in the case of all other named executive officers).

●	vesting in 100% of all outstanding equity awards as of the date of the Change-in-Control for the chief executive officer, or as of the date of termination of employment for all other named executive officers;

●	reimbursement of any business expenses incurred by him through the date of termination but not yet paid;

●	reimbursement of the cost of continuation of medical benefits for a period of 12 months; and

●	outstanding equity awards that are structured as stock options, stock appreciation rights or similar awards shall be amended effective as of the date of termination to provide that such awards will remain outstanding and exercisable until the earlier of (a) 12 months following the date of the Change-in-Control for the chief executive officer, or the termination of employment for the other named executive officers, and (b) the expiration of the award’s initial term.

Under the Policy, “cause” means the executive’s:

●	willful failure to attend to the executive’s duties that is not cured by the executive within 30 days of receiving written notice from the CEO (or, in the case of the CEO, from the board of directors) specifying such failure;

●	material breach of the executive’s then-current employment agreement (if any) that is not cured by the executive within 30 days of receiving written notice from the CEO (or, in the case of the CEO, from the board of directors) specifying such breach;

●	conviction of (or plea of guilty or nolo contendere to) any felony or any misdemeanor involving theft or embezzlement; or

●	misconduct resulting in material harm to our business or reputation, including fraud, embezzlement, misappropriation of funds or a material violation of the executive’s employment, confidential information, non-disclosure, invention assignment and arbitration agreement.

Under the Policy, “good reason” means the occurrence of any of the following conditions without the executive’s consent, but only if such condition is reported by the executive within 90 days of the executive’s knowledge of such condition and remains uncured 30 days after written notice from the executive to the board of directors of said condition:

●	a material reduction in the executive’s then-current base salary or annual target bonus (expressed as a percentage of Executive’s then-current base salary), except for a reduction proportionate to reductions concurrently imposed on all other members of the Company’s executive management;

●	a material reduction in the executive’s then-current employee benefits package, taken as a whole, except for a reduction proportionate to reductions concurrently imposed on all other members of executive management;

●	a material reduction in the executive’s responsibilities with respect to our overall operations, such that continuity of responsibilities with respect to business operations existing prior to a corporate transaction will serve as a material reduction in responsibilities if such business operations represent only a subsidiary or business unit of the larger enterprise after the corporate transaction;

●	a material reduction in the responsibilities of the executive’s direct reports, including a requirement for the chief executive officer to report to another officer as opposed to our board of directors or a requirement for any other executive to report to any officer other than our chief executive officer;

●	a material breach by us of any material provision of the executive’s then-current employment agreement (if any);

●	a requirement that the executive relocate to a location more than 35 miles from the executive’s then-current office location, unless such office relocation results in the distance between the new office and Executive’s home being closer or equal to the distance between the prior office and the executive’s home;

●	a failure of a successor or transferee to assume our obligations under this Policy; or

●	a failure to nominate the executive for election as a board of directors director, if, at the proper time for nomination, the executive is a member of the board of directors.

Notwithstanding the above, in lieu of the payments and benefits payable under the Policy to Mr. Glibbery as the Company’s chief executive officer, Mr. Glibbery will receive change-in control payments and benefits in accordance with the terms and conditions of his employment agreement. The table below summarizes the payments Mr. Glibbery would be entitled to depending on the respective type of termination of his employment.

Termination Type	Payments and Benefits
Termination for Cause or Voluntary Resignation	(i)	accrued and unpaid base salary and any other payments required by law, including those in connection with accrued vacation; and
	(ii)	reimbursement for business expenses.

Termination Without Cause, for Good Reason, upon Change of Control, Death or Disability	(i)	accrued and unpaid base salary and any other payments required by law including those in connection with accrued vacation;
	(ii)	reimbursement for business expenses;
	(iii)	the payment of the greater of (A) the sum of: (x) pay in lieu of notice of termination, in the amount required pursuant to the ESA (as defined in Mr. Glibbery’s employment agreement), and (y) statutory severance pay (if applicable) in the amount required to be provided pursuant to the ESA; or (B) twenty-four (24) months of base salary in lieu of notice, calculated solely by reference to the base salary except and only to the extent as otherwise minimally required by the ESA, to be paid in the form of a lump sum;
	(iv)	any bonus awarded but not yet paid in respect of the fiscal year preceding the termination date;
	(v)	bonus for the year in which the employment terminates, prorated pursuant to the employment agreement;
	(vi)	all benefits (as existed on the date notice of termination is provided) for the duration of the Severance Period (as defined in the employment agreement);
	(vii)	any unvested equity and equity-related compensation that has been issued pursuant to the Plan will be immediately accelerated and vested as of the termination date;
	(viii)	any vested equity and equity-related compensation that has been issued under the Plan will remain exercisable until 24 months following such termination; and
	(ix)	any other benefits and/or perquisites shall continue until the end of the ESA Notice Period (as defined in the employment agreement).

The information below describes the severance benefits payable to (i) Mr. Glibbery under his employment agreement and (ii) Messrs. Lynch and Sullivan under the Policy, as if such arrangements had been in effect and a Change-in-Control occurred on December 31, 2023, and the employment of each of our named executive officers was terminated without cause immediately following the Change-in-Control.

Name	Base Salary ($)(1)	Incentive Plans ($)(2)	Continuation of Benefits($)(3)	Stock Option Vesting($)(4)	Stock Award Vesting($)(5)	Total($)
Ronald Glibbery	800,000	300,000	11,004	17,237	18,670	1,146,911
James Sullivan	305,000	183,000	12,743	—	9,341	510,084
Bradley Lynch	275,000	137,500	5,502	22,545	7,000	447,547

(1)	Represents cash severance payments based on the executive’s salary at December 31, 2023, in an amount equal to two years of base salary for Mr. Glibbery and one year of base salary for each of Messrs. Sullivan and Lynch.

(2)	For Mr. Glibbery, the amount represents payment of his annual target bonus amount. For Messrs. Sullivan and Lynch, the amounts represent the average of each executive’s annual performance incentive payments in the preceding three years.

(3)	Represents the aggregate amount of all premiums payable for the continuation of the executive’s health benefits for one or two years, as applicable, based on the amounts of such premiums at December 31, 2023.

(4)	The value is calculated as the intrinsic value per share, multiplied by the number of shares that would become fully vested upon the Change-in-Control. The intrinsic value per share would be calculated as the excess of the closing price of the common stock on the Nasdaq of $11.20 on December 29, 2023 over the exercise price of the option. If the value is less than zero, it is deemed to be zero for the purposes of these calculations.

(5)	The value is calculated as the intrinsic value per share, multiplied by the number of shares that would become fully vested upon the Change-in-Control. The intrinsic value per share is considered as the closing price of our common stock on the Nasdaq of $11.20 on December 29, 2023.

If a Change-in-Control occurred on December 31, 2023, under the Policy, the following numbers of option and award shares would have vested immediately as a result of acceleration on December 31, 2023:

Name	Number of Accelerated Option and Award Shares
Ronald Glibbery	3,208
James Sullivan	834
Bradley Lynch	2,641

Employment Agreements

In addition to the agreements containing the Change-in-Control provisions summarized above, we have entered into our standard form of employment, confidential information, invention assignment and arbitration agreement with each of the named executive officers.

We also have entered into agreements to indemnify our current and former directors and certain executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and certain executive officers for many expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provided services at our request.

DIRECTOR COMPENSATION

The following table summarizes the compensation we paid to our non-employee directors in the year ended December 31, 2023:

Name	Fee Compensation ($)		Restricted Stock Awards ($)(1)	All Other Compensation ($)		Total ($)
Robert Y. Newell	56,250	(1)	19,876	—		76,126
Ian McWalter	55,000	(2)	19,876	—		74,876
Andreas Melder	50,000	(3)	19,876	—		69,876
Daniel Lewis	35,000	(4)	19,876	105,000	(5)	159,876

(1)	Consists of (i) $45,000 of fees earned in 2023, of which $22,500 was not paid in 2023, and (ii) $11,250 of fees earned in 2022 and paid in 2023.

(2)	Consists of (i) $44,000 of fees earned in 2023, of which $22,000 was not paid in 2023, and (ii) $11,000 of fees earned in 2022 and paid in 2023.

(3)	Consists of (i) $40,000 of fees earned in 2023, of which $20,000 was not paid in 2023, and (ii) $10,000 of fees earned in 2022 and paid in 2023

(4)	Includes $17,500 of fees earned but not paid in 2023.

(5)	Represents a cash bonus paid to Mr. Lewis in January 2023 equal to 3% of the gross proceeds we received from the sale of our Virtual Accelerator Engine intellectual property, pursuant to the terms of his offer of employment, dated August 8, 2018, as amended on April 15, 2022. Mr. Lewis resigned as our Vice President, General Manager of Memory Products in December 2022.

Director Fee Compensation

As a small company, it can be challenging for us to attract new non-employee directors. Nasdaq and SEC regulations require that a majority of the directors on our board of directors and its committees be independent, non-employee directors, as defined by each entity. In December 2021, we amended our director compensation structure and adopted our Outside Director Compensation Plan (the “Director Plan”). Under the Director Plan, we pay the following annual cash retainer fees, payable in quarterly installments, to our non-employee directors for their service on our board of directors and, as applicable, for service on committees of our board of directors:

●	$35,000 for service on the board of directors;

●	$8,000 for service as chairperson of the Audit Committee;

●	$3,000 for service as a member of the Audit Committee;

●	$6,000 for service as chairperson of the Compensation Committee; and

●	$2,000 for service as a member of the Compensation Committee.

Director Equity Compensation

Under the Director Plan, upon initial appointment to our board of directors, each non-employee director will receive a stock option with a value of $100,000, calculated by dividing the $100,000 by the closing trading price of our common stock on the date of grant. The initial stock option will have an exercise price equal to the closing price of our common stock on the date of grant and will vest as to one-third of the shares on the first annual anniversary of the grant and the remaining shares quarterly over the subsequent two years, provided the non-employee director continues to serve on the board of directors. In the event of a merger, sale of substantially all of our assets or similar transaction, vesting of all director options would accelerate as to 100% of the unvested shares subject to the award.

Non-employee directors will also receive an annual equity award of restricted stock units of common stock equal to $50,000 of value per non-employee director. The restricted stock unit award will be made upon initial appointment to our board of directors and then subsequently at the first scheduled meeting of the board of directors following our annual meeting of stockholders. The number of restricted stock units will be calculated by dividing $50,000 by the closing trading price of our common stock on the date of the award, provided, however, that such annual equity award for each non-employee director cannot exceed 500 shares per year in accordance with the 2019 Plan. The restricted stock unit award will vest in full on the earlier to occur of the next annual meeting of stockholders or the one-year anniversary of the award. All equity awards granted under the Director Plan will be made from the 2019 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Below we describe any transactions to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for each of the last two completed fiscal years and in which any of our directors, director nominees, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest since January 1, 2021.

A family member of one of our executive officers is employed by us. During the years ended December 31, 2023 and 2022, we paid approximately $111,400 and $101,000, respectively, to the employee. The amount paid in 2022 includes the aggregate grant date fair value, as determined pursuant to FASB ASC Topic 718, of an RSU awarded in April 2022. During the year ended December 31, 2021, Peraso Tech paid approximately $94,000 to the employee. Additionally, a family member of one of our executive officers previously served as a consultant to the Company. During the year ended December 31, 2022, we paid approximately $162,000 to the consultant. During the year ended December 31, 2021, Peraso Tech paid approximately $208,000 to the consultant.

Review, Approval, or Ratification of Transactions with Related Persons

Our Audit Committee reviews issues involving potential conflicts of interest, and reviews and approves all related party transactions, including those required to be disclosed as a “related party” transaction under applicable federal securities laws. Our Audit Committee has not adopted any specific procedures for conducting reviews of potential conflicts of interest and considers each transaction in light of the specific facts and circumstances presented. However, to the extent a potential related party transaction is presented to our Audit Committee, we expect that the Audit Committee would become fully informed regarding the potential transaction and the interests of the related party, and would have the opportunity to deliberate outside of the presence of the related party. We expect that the Audit Committee would only approve a related party transaction that was in the best interests of the Company, and further would seek to ensure that any completed related party transaction was on terms no less favorable to us than could be obtained in a transaction with an unaffiliated third party. Other than as described above, no transaction requiring disclosure under applicable federal securities laws occurred since January 1, 2021 that was submitted to our Audit Committee for approval as a “related party” transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information as of March 31, 2024 concerning the ownership of our common stock by:

●	each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock (currently our only class of voting securities);

●	each of our directors;

●	each of our executive officers; and

●	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and includes all shares over which the beneficial owner exercises voting or investment power. Shares that are issuable upon the exercise of options, warrants and other rights to acquire common stock that are presently exercisable or exercisable within 60 days of March 31, 2024 are reflected in a separate column in the table below. These shares are taken into account in the calculation of the total number of shares beneficially owned by a particular holder and the total number of shares outstanding for the purpose of calculating percentage ownership of the particular holder. We have relied on information supplied by our officers, directors and certain stockholders and on information contained in filings with the SEC. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on information provided by these persons, that the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 2,382,482 shares of our common stock and exchangeable shares outstanding as of March 31, 2024.

Unless otherwise stated, the business address of each of our directors and executive officers listed in the table is 2309 Bering Drive, San Jose, California 95131.

	Amount and Nature of Beneficial Ownership
Name and Principal Position	Number of Shares Beneficially Owned (Excluding Outstanding Options)(1)		Number of Shares Issuable on Exercise of Outstanding Options or Convertible Securities(2)		Percent of Class
Iroquois Capital Management, LLC	120,000	(3)	131,107	(3)	9.99%
Ionic Ventures, LLC	120,000	(4)	131,107	(4)	9.99%
Brio Capital, LLC	120,000	(5)	—		5.04%

Directors and Officers:
Ronald Glibbery	3,534		9,535		*
Daniel Lewis	2,667		1,875		*
Robert Y. Newell	2,947		496		*
Ian McWalter	3,997		371		*
Andreas Melder	851		371		*
James Sullivan	1,379		667		*
Bradley Lynch	1,283		4,972		*
Alexander Tomkins	993		5,252		*
Mark Lunsford	627		—		*
All current directors and executive officers as a group (9 persons)	18,278		23,539		1.74%

*	Represents holdings of less than one percent.

(1)	Excludes shares subject to outstanding options, warrants, convertible securities or other rights to acquire common stock that are exercisable within 60 days of March 31, 2024.

(2)	Represents the number of shares subject to outstanding options, restricted stock units, convertible securities or other rights to acquire common stock that are exercisable within 60 days of March 31, 2024.

(3)	Based on information reported on a Schedule 13G filed with the SEC on February 15, 2024 by Iroquois Capital Management L.L.C. (“Iroquois Capital”), Richard Abbe and Kimberly Page. The filing reflects that (i) Iroquois Capital, Mr. Abbe and Ms. Page share voting and dispositive power over 31,200 shares of common stock and 587,840 shares of common stock issuable upon exercise of pre-funded warrants, Series A warrants and Series B warrants (collectively, the “Warrants”), which securities are directly held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”), and (ii) Mr. Abbe has sole voting and dispositive power over 88,800 shares of common stock and 1,673,110 shares of common stock issuable upon exercise of the Warrants, which securities are directly held by Iroquois Capital Investment Group LLC (“ICIG”). The table above excludes 2,129,843 shares of common stock issuable upon exercise of the Warrants because the warrants are subject to a 9.99% beneficial ownership blocker. Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of common stock held by and underlying the Warrants held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Warrants held by, Iroquois Master Fund and ICIG. Iroquois Capital, Mr. Abbe and Ms. Page each disclaims any beneficial ownership of any such shares of common stock except to the extent of their pecuniary interest therein.

(4)	Based on information reported on a Schedule 13G filed with the SEC on February 12, 2024 by Ionic Ventures, LLC (“Ionic”), Ionic Management, LLC (“Ionic Management”), Brendan O’Neil and Keith Coulston, which each report shared voting and dispositive power with respect to the shares. The table above excludes 2,129,843 shares of common stock issuable upon exercise of the Series A warrants, Series B warrants and pre-funded warrants because the warrants are subject to a 9.99% beneficial ownership blocker. Ionic has the power to dispose of and the power to vote the shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the shares beneficially owned by Ionic and Ionic Management.

(5)	Based on information reported on a Schedule 13G filed with the SEC on February 7, 2024 by Brio Capital Master Fund Ltd. and Brio Capital Management LLC. Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd. The amount of shares in the table above excludes 2,260,950 shares of common stock issuable upon exercise of pre-funded warrants, Series A warrants and Series B warrants which are subject to a 4.99% ownership blocker.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our preferred stock. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of common stock and preferred stock:

●	the General Corporation Law of the State of Delaware, or the “DGCL,” as it may be amended from time to time;

●	our certificate of incorporation, as it may be amended or restated from time to time; and

●	our bylaws, as they may be amended or restated from time to time.

General

As of the date of this prospectus, our authorized capital stock currently consists of 140,000,000 shares, which are divided into two classes consisting of 120,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

As of March 31, 2024, there were 2,287,389 shares of common stock outstanding and 1 share of Series A special voting preferred stock outstanding. In addition, as of March 31, 2024, there were outstanding:

●	95,093 shares of common stock issuable upon the exchange of exchangeable shares;

●	34,903 shares of common stock issuable upon the exercise of outstanding stock options, which options have a weighted average exercise price of $130.00 per share;

●	15,375 shares of common stock issuable upon the vesting of restricted stock units;

●	38,976 shares of common stock available for future issuance under the Company’s 2019 Stock Incentive Plan;

●	142,858 shares of common stock issuable upon exercise of warrants dated June 2, 2023 at $28.00 per share;

●	7,143 shares of common stock issuable upon exercise of placement agent warrants dated June 2, 2023 at $28.00 per share; and

●	91,875 shares of common stock issuable upon exercise of warrants dated November 30, 2022 at $40.00 per share.

Common Stock

At March 31, 2024, the shares of common stock outstanding were held of record by 65 stockholders. The actual number of stockholders is significantly greater than this number of stockholders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of stockholders of record also does not include stockholders whose shares may be held in trust by other entities.

Each holder of our common stock is entitled to:

●	one vote per share on all matters submitted to a vote of the stockholders;

●	dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

●	his, her or its pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

Holders of common stock have no cumulative voting rights, redemption rights or preemptive rights to purchase or subscribe for any shares of our common stock or other securities. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to fix and determine the relative rights and preferences of the shares constituting any series to be established, without any further vote or action by the stockholders. Any shares of our preferred stock so issued may have priority over our common stock with respect to dividend, liquidation and other rights.

Our board of directors may authorize the issuance of our preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Although the issuance of our preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, under some circumstances, it could have the effect of delaying, deferring or preventing a change of control.

Series A Special Voting Preferred Stock and Exchangeable Shares

We were formerly known as MoSys, Inc. (“MoSys”). On September 14, 2021, we and our subsidiaries, 2864552 Ontario Inc. and 2864555 Ontario Inc., entered into the Arrangement Agreement (the “Arrangement Agreement”) with Peraso Technologies Inc. (“Peraso Tech”), a privately-held corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (“Peraso Shares”), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the “Arrangement”), under the Business Corporations Act (Ontario).

Pursuant to the completion of the Arrangement, each Peraso Share that was issued and outstanding immediately prior to December 17, 2021 was converted into the right to receive newly issued shares of common stock of the Company or shares of 2864555 Ontario Inc., which are exchangeable for shares of the Company’s common stock (the “Exchangeable Shares”) at the election of each former Peraso Tech stockholder.

In connection with the Arrangement Agreement, on December 15, 2021, the Company filed the Certificate of Designation of Series A Special Voting Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Delaware to designate Series A Special Voting Preferred Stock (the “Special Voting Share”) in accordance with the terms of the Arrangement Agreement in order to enable the holders of Exchangeable Shares to exercise their voting rights.

Each Exchangeable Share is exchangeable for one share of common stock of the Company and while outstanding, the Special Voting Share enables holders of Exchangeable Shares to cast votes on matters for which holders of the common stock are entitled to vote, and by virtue of the share terms relating to the Exchangeable Shares, to receive dividends that are economically equivalent to any dividends declared with respect to the shares of common stock.

A more detailed description of the Exchangeable Shares and the preferences, rights and limitations of the Special Voting Share is set forth in the Definitive Proxy Statement we filed with the SEC on October 18, 2021. The foregoing description of the Series A Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on December 20, 2021.

Antitakeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and of Delaware Law

Certain provisions of our charter documents and Delaware law could have an anti-takeover effect and could delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might otherwise result in a premium being paid over the market price of our common stock.

Bylaws. Our bylaws provide that special meetings of stockholders may be called only by our chairman of the board, our chief executive officer, a majority of the total number of authorized directors or any individual holder of 25% of the outstanding shares of common stock. These provisions could delay consideration of a stockholder proposal until the next annual meeting. Our bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In addition, under our bylaws newly created directorships resulting from any increase in the number of directors or any vacancies in the board resulting from death, resignation, retirement, disqualification, removal from office or other cause during a director’s term in office can be filled by the vote of the remaining directors in office, and the board is expressly authorized to amend the bylaws without stockholder consent. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.

Delaware Anti-Takeover Statute. Section 203 of the Delaware General Corporation Law, or DGCL, generally prohibits a publicly-held Delaware corporation from engaging in an acquisition, asset sale or other transaction resulting in a financial benefit to any person who, together with affiliates and associates, owns, or within three years did own, 15.0% or more of a corporation’s voting stock. The prohibition continues for a period of three years after the date of the transaction in which the person becomes an owner of 15.0% or more of the corporation’s voting stock, unless the business combination is approved in a prescribed manner. The statute could prohibit, delay, defer or prevent a change in control with respect to our company.

Indemnification

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and to our certificate of incorporation, as amended, and our bylaws.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation states that, to the fullest extent permitted by the DGCL as it may be amended, none of our directors shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. The certificate of incorporation also states that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify and hold harmless all of our directors. To the extent permitted by applicable law, we are also authorized to provide indemnification of (and advancement of expenses to) agents (and any other persons to which Delaware law permits us to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory) with respect to actions for breach of duty to us, our stockholders, and others.

As permitted by our certificate of incorporation and the DGCL, our bylaws provide that we shall indemnify our directors and officers against actions by third parties, and that we shall indemnify our directors, officers and employees against actions brought by or on behalf of the Company. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability arising out of his or her actions in that capacity if he or she is serving at our request. We have obtained officer and director liability insurance with respect to liabilities arising out of various matters, including matters arising under the Securities Act.

We have entered into agreements with each of our directors that, among other things, indemnify them for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by us or in our right, arising out of the person’s services as a director or officer of ours or any other company or enterprise to which the person provides services at our request.

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counter-party from losses relating to a breach of representations and warranties, a failure to perform certain covenants, or claims and losses arising from certain external events as outlined within the contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. We have also entered into indemnification agreements with our officers and directors. No material amounts related to these indemnifications were reflected in our consolidated financial statements for the years ended December 31, 2023 or 2022.

The Company has not estimated the maximum potential amount of indemnification liability under these agreements due to the limited history of prior claims and the unique facts and circumstances applicable to each particular agreement. To date, the Company has not made any payments related to these indemnification agreements.

DESCRIPTION OF OUTSTANDING WARRANTS

The following is a brief description of outstanding warrants that we issued in June 2023 and November 2022. See “Description of the Securities We Are Offering” for a description of the warrants pursuant to which the shares of common stock we are offering hereby may be acquired.

June 2023 Warrants

On May 31, 2023, we entered into a Securities Purchase Agreement (the “June 2023 Purchase Agreement”) with an institutional investor, pursuant to which we sold in a registered direct offering, 56,250 shares of our common stock at a purchase price of $28.00 per share and pre-funded warrants, which pre-funded warrants have been exercised in full, to purchase up to 86,608 shares of common stock at an exercise price of $0.40 per share. In a concurrent private placement, we also issued to the institutional investor warrants (the “June 2023 Purchase Warrants”) to purchase up to 142,858 shares of common stock, all of which June 2023 Purchase Warrants are outstanding as of March 31, 2024.

We also issued to the placement agent for this offering warrants (the “June 2023 PA Warrants”) to purchase up to 7,143 shares of common stock.

The material terms of the June 2023 Purchase Warrants and the June 2023 PA Warrants are summarized below, which summaries are qualified in its entirety by reference to the forms of warrants incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

June 2023 Purchase Warrants

The June 2023 Purchase Warrants were immediately exercisable at an exercise price of $28.00 per share and expire on the five-year anniversary of the initial exercise date. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. The June 2023 Purchase Warrants are also subject to certain other adjustments, including with respect to subsequent rights offerings and pro rata distributions.

The June 2023 Purchase Warrants are exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the June 2023 Purchase Warrants under the Securities Act is not then effective or available, the holder may exercise the warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the June 2023 Purchase Warrant. No fractional shares of common stock will be issued in connection with the exercise of a June 2023 Purchase Warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

The holder will not have the right to exercise any portion of the June 2023 Purchase Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or on election of the holder, 9.99%) of the number of shares of our stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the June 2023 Purchase Warrants. However, the holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

In the case of certain fundamental transactions affecting the Company, the holder, upon exercise of June 2023 Purchase Warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that the holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the June 2023 Purchase Warrants been exercised immediately prior to such fundamental transaction. In lieu of such consideration, the holder may instead elect to receive a cash payment based upon the Black-Scholes value of their June 2023 Purchase Warrants.

Pursuant to the terms of the June 2023 Purchase Agreement, we are prohibited from issuing or agreeing to issue shares of common stock or common stock equivalents that are variable until the earlier of 12 months after the date of the June 2023 Purchase Agreement or the date the purchaser no longer holds any June 2023 Purchase Warrants.

June 2023 PA Warrants

The June 2023 PA Warrants were immediately exercisable at an exercise price of $28.00 per share and expire on the five-year anniversary of the initial exercise date. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

The remaining material terms of the June 2023 PA Warrants are substantially similar to those of the June 2023 Purchase Warrants, subject to certain exceptions: the June 2023 PA Warrants are exercisable on a cashless basis at any time; in the event of a fundamental transaction, the holder of the June 2023 PA Warrants cannot elect to receive a cash payment based upon the Black-Scholes value of their warrants; and the June 2023 PA Warrants are not subject to adjustment with respect to subsequent rights offerings and pro rata distributions.

November 2022 Warrants

On November 28, 2022, we entered into a Securities Purchase Agreement with an institutional investor, pursuant to which we sold in a registered direct offering, 32,500 shares of our common stock at a purchase price of $40,00 per share and pre-funded warrants, which pre-funded warrants have been exercised in full, to purchase up to 28,750 shares of common stock at an exercise price of $0.40 per share. In a concurrent private placement, we also issued to the institutional investor warrants (the “November 2022 Warrants”) to purchase up to 91,875 shares of common stock, all of which November 2022 Warrants are outstanding as of March 31, 2024.

The material terms of the November 2022 Warrants are summarized below, which summary is qualified in its entirety by reference to the form of warrant incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

The November 2022 Warrants were exercisable beginning six months and one day from the date of the Securities Purchase Agreement at an initial exercise price of $54.40 per share and expire on the five-year anniversary of the initial exercise date. The exercise price was adjusted to $40.00 per share pursuant to an amendment entered into on May 31, 2023. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. The November 2022 Warrants are also subject to certain other adjustments, including with respect to subsequent rights offerings and pro rata distributions.

The November 2022 Warrants are exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the shares of common stock underlying the November 2022 Warrants under the Securities Act is not then effective or available, the holder may exercise the warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the November 2022 Warrant. No fractional shares of common stock will be issued in connection with the exercise of a November 2022 Warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

The holder will not have the right to exercise any portion of the November 2022 Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or on election of the holder, 9.99%) of the number of shares of our stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the November 2022 Warrants. However, the holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

In the case of certain fundamental transactions affecting the Company, the holder, upon exercise of November 2022 Warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that the holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the November 2022 Warrants been exercised immediately prior to such fundamental transaction. In lieu of such consideration, the holder may instead elect to receive a cash payment based upon the Black-Scholes value of their November 2022 Warrants.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

The following is a brief description of the shares of common stock we are offering and of the warrants pursuant to which they may be acquired.

Equiniti Trust Company, LLC (“Equiniti”) serves as warrant agent for the Series A warrants, the Series B warrants and the pre-funded warrants pursuant to the terms of a warrant agency agreement, dated February 8, 2024, between us and Equiniti.

Description of Common Stock

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described above under the sections “Description of Capital Stock—Common Stock,” and “Description of Capital Stock—Preferred Stock” of this prospectus.

Description of the Common Warrants

Duration and Exercise Price

Each Series A warrant represents the right to purchase two shares of our common stock, has an exercise price of $2.25 per share, was immediately exercisable upon issuance and expires on the fifth anniversary of the date of issuance. Each Series B warrant represents the right to purchase two shares of our common stock, has an exercise price of $2.25 per share, was immediately exercisable upon issuance and expires on the six month anniversary of the date of issuance. The exercise price of the common warrants and number of shares of common stock issuable upon exercise of the common warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability

The common warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below in “⸺Certain Adjustments”). A holder (together with its affiliates) may not exercise any portion of the common warrant to the extent that the holder would beneficially own more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase or decrease the limitation of ownership of outstanding stock after exercising the holder’s common warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the common warrants.

Certain Adjustments

The exercise price and the number of shares issuable upon exercise of the common warrants is subject to appropriate adjustment in the event of stock splits, stock dividends, recapitalizations, reorganizations, schemes, arrangements or similar events affecting our common stock. The common warrant holders must pay the exercise price in cash or wire transfer of immediately available funds upon exercise of the common warrants, unless such holders are utilizing the cashless exercise provision of the common warrants, which is only available in certain circumstances such as if the underlying shares are not registered with the SEC pursuant to an effective registration statement. We intend to use commercially reasonable best efforts to have the registration statement of which this prospectus forms a part, effective when the common warrants are exercised.

Fundamental Transactions

In the event we consummate a merger or consolidation with or into another person or other reorganization event in which shares of our common stock are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the common warrants will be entitled to receive upon exercise of the common warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the common warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the common warrants. Additionally, as more fully described in the common warrant, in the event of certain fundamental transactions, the holders of the common warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the common warrants on the date of consummation of such transaction.

Transferability

Subject to applicable laws and the restriction on transfer set forth in the common warrant, the common warrant may be transferred at the option of the holder upon surrender of the common warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no established trading market for the common warrants. In addition, we do not intend to apply for the listing of the common warrants on any national securities exchange. Without an active trading market, the liquidity of the common warrants will be limited.

Right as a Stockholder

Except as otherwise provided in the common warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the common warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their common warrants.

Waivers and Adjustments

Subject to certain exceptions, any terms of the common warrants may be amended or waived with our written consent and the written consent of the holder.

Description of the Pre-Funded Warrants

Duration and Exercise Price

The pre-funded warrants have an exercise price of $0.001 per share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock.

Exercisability

The pre-funded warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of such holder’s pre-funded warrants to the extent that the holder would beneficially own more than 4.99% (or 9.99%, at the holder’s election) of our outstanding common stock immediately after exercise, except that upon notice from the holder to us, the holder may increase or decrease the limitation of ownership of outstanding stock after exercising the holder’s pre-funded warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants, provided that any increase in such limitation shall not be effective until 61 days following notice to us.

Fundamental Transactions

In the event we consummate a merger or consolidation with or into another person or other reorganization event in which shares of our common stock are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock, then following such event, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the pre-funded warrants.

Transferability

Subject to applicable laws and the restriction on transfer set forth in the pre-funded warrant, the pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no established trading market for the pre-funded warrants. In addition, we do not intend to apply for the listing of the pre-funded warrants on any national securities exchange. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

Right as a Stockholder

Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their pre-funded warrants.

Waivers and Adjustments

Subject to certain exceptions, any terms of the pre-funded warrants may be amended or waived with our written consent and the written consent of the holder.

Description of the Underwriter Warrants

The material terms and provisions of the underwriter warrants being offered pursuant to this prospectus are summarized above in the section entitled “Description of Common Warrants.” The terms of the underwriter warrants are substantially similar to the terms of the Series A warrants, except that the exercise price of the underwriter warrants is $2.625. The underwriter warrants were immediately exercisable upon issuance and expire on the fifth anniversary of the date of issuance.

The summary of some provisions of the common warrants, the pre-funded warrants and underwriter warrants is not complete, and is qualified in its entirety by, the provisions of the common warrants, the pre-funded warrants and underwriter warrants. For the complete terms of the warrants, you should refer to the forms of Series A warrant, Series B warrant, pre-funded warrant and underwriter warrant filed as exhibits to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

Pursuant to the terms and conditions of the warrants, shares of common stock will be issued to warrant holders who properly exercise the warrants and deliver the payment of the exercise price of the warrants.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti.

Common Stock Listing

Our common stock is currently traded on The Nasdaq Capital Market under the symbol “PRSO.”

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Mitchell Silberberg & Knupp LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2023 and 2022 and for the years then ended incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part have been so incorporated in reliance upon the report, which includes an explanatory paragraph as to our ability to continue as a going concern, of Weinberg & Company, P.A., an independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 relating to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the securities we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available at the SEC’s website address referred to above. You may also access our reports and proxy statements free of charge at our website, www.peraso.com. The information contained on our website is not a prospectus and does not constitute a part of this prospectus. The prospectus included in this filing is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC, as indicated above, or from us. You may request a copy of any of our periodic reports filed with the SEC at no cost, by writing or telephoning us at the following address:

Peraso Inc.

2309 Bering Dr.

San Jose, California 95131

Tel: (408) 418-7500

Attention: James Sullivan, Chief Financial Officer

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. We hereby incorporate by reference the following information or documents into this prospectus, except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus:

●	our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 29, 2024;

●	our Current Reports on Form 8-K filed with the SEC on January 19, 2024, February 9, 2024 and April 4, 2024; and

●	the description of our common stock contained in the “Description of Registrant’s Securities” filed as Exhibit 4.6 to our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 29, 2023.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

Upon written or oral request, we will provide to you, without charge, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Peraso Inc., Attention: James Sullivan, Chief Financial Officer, 2309 Bering Dr., San Jose, California 95131, Tel: (408) 418-7500.

8,511,798 shares of common stock

PRELIMINARY PROSPECTUS

April 9, 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable in connection with the registration of the securities hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Item	Amount to be paid
SEC registration fee	$-
Legal fees and expenses	$15,000
Accounting fees and expenses	$5,000
Miscellaneous fees and expenses	$2,000
Total	$22,000

ITEM 14. Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and to the Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and the Amended and Restated Bylaws (the “Bylaws”) of the Company.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s Certificate of Incorporation states that, to the fullest extent permitted by the DGCL as it may be amended, none of its directors shall be personally liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation also states that the Company shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify and hold harmless all of its directors. To the extent permitted by applicable law, the Company is also authorized to provide indemnification of (and advancement of expenses to) agents (and any other persons to which Delaware law permits the Company to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory) with respect to actions for breach of duty to the Company, its stockholders, and others.

As permitted by the Company’s Certificate of Incorporation and the DGCL, the Company’s Bylaws provide that the Company shall indemnify its directors and officers against actions by third parties, and that the Company shall indemnify its directors, officers and employees against actions brought by or on behalf of the Company. The Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability arising out of his or her actions in that capacity if he or she is serving at the Company’s request. The Company has obtained officer and director liability insurance with respect to liabilities arising out of various matters, including matters arising under the Securities Act.

The Company has entered into agreements with each of its directors and executive officers that, among other things, indemnify them for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by the Company or in the Company’s right, arising out of the person’s services as a director or officer of the Company or any other company or enterprise to which the person provides services at the Company’s request.

ITEM 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by the Company since April 9, 2021 that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration received by the Company for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. Except where otherwise indicated, all share and per share data in this Item 15 give retroactive effect to the 1-for-40 reverse stock split effective on January 2, 2024.

1.	On December 17, 2021 (the “Closing Date”), pursuant to the terms and conditions of that certain Arrangement Agreement, dated September 14, 2021, as amended (the “Arrangement Agreement”), an aggregate of 232,377 exchangeable shares and 88,954 shares of common stock were issued to the former stockholders of Peraso Technologies Inc. (“Peraso Tech”). Of such shares, pursuant to the terms of the Arrangement Agreement, the Company held in escrow an aggregate of 32,822 exchangeable shares and 12,564 shares of common stock (collectively, the “Earnout Shares”). The Earnout Shares are escrowed pursuant to the terms of an escrow agreement on a pro rata basis from the aggregate consideration received by the Peraso Tech stockholders, subject to the offset by the Company for any losses in accordance with the Arrangement Agreement. Such Earnout Shares shall be released, subject to any offset claim, upon the satisfaction of the earlier of: (a) any date following the first anniversary of the Closing Date and prior to the third anniversary of the Closing Date where the volume weighted average price of the common stock for any 20 trading days within a period of 30 consecutive trading days is at least $342.80 per share, subject to adjustment for stock splits or other similar transactions; (b) the date of any sale of all or substantially all of the assets or shares of the Company; or (c) the date of any bankruptcy, insolvency, restructuring, receivership, administration, wind-up, liquidation, dissolution, or similar event involving the Company. All and any voting rights and other stockholder rights, other than with respect to dividends and distributions, with respect to the Earnout Shares are suspended until the Earnout Shares are released from escrow.

The issuance of (i) the shares of common stock to those Peraso Tech stockholders that elected to receive or otherwise will receive shares of common stock in connection with the Arrangement Agreement and (ii) the exchangeable shares to those Peraso Tech stockholders that elected to receive exchangeable shares in connection with the Arrangement Agreement were issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act pursuant to the approval of the terms and conditions of the issuance and exchange of such securities by the Ontario Superior Court of Justice (Commercial List) by the final order issued and entered on November 26, 2021.

2.	On November 28, 2022, the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd. (the “Purchaser”), pursuant to which the Company agreed to offer and sell to the Purchaser, in a registered direct offering, an aggregate of 32,500 shares of common stock at a negotiated purchase price of $40.00 per share. The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 28,750 shares of common stock, in lieu of shares of common stock at the Purchaser’s election. Each pre-funded warrant was exercisable for one share of common stock. The purchase price of each pre-funded warrant was $39.60, and the exercise price of each pre-funded warrant was $0.40 per share. The pre-funded warrants were immediately exercisable and were exercised at any time until all of the pre-funded warrants are exercised in full. As of the date hereof, all pre-funded warrants have been exercised.

The shares, the pre-funded warrants and the shares of common stock issuable upon exercise of the pre-funded warrants were offered by the Company pursuant to an effective shelf registration statement on Form S-3 (No. 333-258386), which was declared effective by the SEC on August 9, 2021 and a corresponding prospectus supplement, dated November 28, 2022.

In a concurrent private placement offering, the Company also issued to the Purchaser warrants to purchase up to 91,875 shares of common stock. The purchase warrants are exercisable beginning six months and one day from the date of the Securities Purchase Agreement at an exercise price of $54.40 per share and will expire on the five-year anniversary of the initial exercise date, which exercise price was adjusted to $40.00 per share pursuant to an amendment entered into on May 31, 2023.

The closing of the offering occurred on November 30, 2022. The Company received gross proceeds of approximately $2.45 million in connection with the offering, before deducting placement agent fees and related offering expenses.

The purchase warrants and the shares of common stock issuable upon exercise of the purchase warrants were not registered under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, or in the event of an issuance of shares of common stock pursuant to the purchase warrants on a cashless basis, pursuant to the exemption provided in Section 3(a)(9) under the Securities Act.

3.	On May 31, 2023, the Company entered into a Securities Purchase Agreement with the Purchaser, pursuant to which the Company agreed to offer and sell to the Purchaser, in a registered direct offering, an aggregate of 56,250 shares of common stock, at a negotiated purchase price of $28.00 per share. The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 86,608 shares of common stock, in lieu of shares of common stock at the Purchaser’s election. Each pre-funded warrant is exercisable for one share of common stock. The purchase price of each pre-funded warrant was $27.60, and the exercise price of each pre-funded warrant is $0.40 per share. The pre-funded warrants were immediately exercisable and exercisable at any time until all of the pre-funded warrants are exercised in full. As of the date hereof, all pre-funded warrants have been exercised.

The shares, the pre-funded warrants and the shares of common stock issuable upon exercise of the pre-funded warrants were offered by the Company pursuant to the Registration Statement and a corresponding prospectus supplement, dated May 31, 2023.

In a concurrent private placement offering, the Company also issued to the Purchaser purchase warrants to purchase up to 142,858 shares of common stock. The purchase warrants are immediately exercisable at an exercise price of $28.00 per share and expire on the five-year anniversary of the initial exercise date.

The closing of the offering occurred on June 2, 2023. The Company received gross proceeds of approximately $4.0 million in connection with the offering, before deducting placement agent fees and related offering expenses. The Company agreed to issue the placement agent for this offering warrants to purchase up to 7,143 shares of common stock at an exercise price of $28.00 per share. Such warrants are immediately exercisable for a period of five years.

The purchase warrants, the shares of common stock issuable upon exercise of the purchase warrants and the placement agent warrants were not registered under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, or in the event of an issuance of shares of common stock on a cashless basis, pursuant to the exemption provided in Section 3(a)(9) under the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibit Index

		Reference				Filed or
Exhibit No.	Exhibit Description	Form	File No.	Form Exhibit	Filing Date	Furnished Herewith
1.1	Underwriting Agreement, dated February 6, 2024, by and between the Company and Ladenburg Thalmann & Co. Inc.	8-K	000-32929	1.1	February 9, 2024
2.1**	Arrangement Agreement with Peraso Technologies Inc.	8-K	000-32929	2.1	September 15, 2021
2.2	First Amending Agreement dated October 21, 2021	8-K	000-32929	2.1	October 22, 2021
3.1	Restated Certificate of Incorporation of the Company	8-K	000-32929	3.6	November 12, 2010
3.1.1	Certificate of Amendment to Restated Certificate of Incorporation of the Company	8-K	000-32929	3.1	February 14, 2017
3.1.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on August 27, 2019	8-K	000-32929	3.1	August 27, 2019
3.1.3	Certificate of Amendment to Articles of Incorporation (Name Change)	8-K	000-32929	3.1	December 20, 2021
3.1.4	Certificate of Designation of Series A Special Voting Preferred Stock	8-K	000-32929	3.2	December 20, 2021
3.1.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on December 15, 2023	8-K	000-32929	3.1	December 19, 2023
3.2	Amended and Restated Bylaws of the Company	8-K	000-32929	3.1	November 23, 2021
4.1	Specimen Common Stock Certificate	S-1/A	333-43122	4.1	September 14, 2000
4.2	Form of Common Stock Purchase Warrant	8-K	000-32929	4.1	June 30, 2017
4.3	Form of Securities Purchase Agreement	8-K	000-32929	10.1	June 30, 2017
4.4	Form of Common Stock Purchase Warrant	8-K	000-32929	4.6	October 3, 2018
4.5	Description of the Registrant’s Securities	10-K	000-32929	4.6	March 29, 2023
4.6.1*	Amended and Restated Peraso Inc. 2010 Equity Incentive Plan	S-8	333-229728	4.8	February 15, 2019
4.6.2*	Amended and Restated Peraso Inc. 2019 Stock Incentive Plan	S-8	333-262062	4.2	January 7, 2022
4.7.1*	Form of Agreement for Stock Option Grant pursuant to the Peraso Inc. Amended and Restated 2010 Equity Incentive Plan	S-8	333-168358	4.10	July 28, 2010
4.7.2*	Form of Notice of Grant of Stock Option Award and Agreement pursuant to the Peraso Inc. 2019 Stock Incentive Plan	S-8	333-234675	4.10	November 13, 2019

4.8.1*	Form of Notice of Grant of Restricted Stock Unit Award and Agreement under the Peraso Inc. Amended and Restated 2010 Equity Incentive Plan	10-Q	000-32929	10.23	August 8, 2013
4.8.2*	Form of Notice of Grant of Restricted Stock Unit Award and Agreement under the Peraso Inc. 2019 Stock Incentive Plan	S-8	333-234675	4.13	November 13, 2019
4.9*	Amended Peraso Technologies Inc. 2009 Share Option Plan	S-8	333-262062	4.5	January 7, 2022
4.10	Form of Pre-Funded Common Stock Purchase Warrant	8-K	000-32929	4.1	November 30, 2022
4.11	Form of Common Stock Purchase Warrant	8-K	000-32929	4.2	November 30, 2022
4.12	Form of Pre-Funded Warrant	8-K	000-32929	4.1	June 2, 2023
4.13	Form of Purchase Warrant	8-K	000-32929	4.2	June 2, 2023
4.14	Form of Placement Agent Warrant	8-K	000-32929	4.3	June 2, 2023
4.15	Form of Series A Warrant	S-1/A	333-276247	4.15	February 5, 2024
4.16	Form of Series B Warrant	S-1/A	333-276247	4.16	February 5, 2024
4.17	Form of Pre-Funded Warrant	S-1/A	333-276247	4.16	January 23, 2024
4.18	Form of Representative Warrant	S-1/A	333-276247	4.17	January 23, 2024
5.1	Opinion of Mitchell Silberberg & Knupp LLP	S-1/A	333-276247	5.1	February 5, 2024
10.1*	Employment Offer Letter Agreement between the Company and James Sullivan dated December 21, 2007	10-K	000-32929	10.26	March 17, 2008
10.2*	Change-in-control Agreement between the Company and James Sullivan dated January 18, 2008	10-K	000-32929	10.27	March 17, 2008
10.3*	Form of Option Agreement for Stock Option Grant pursuant to Amended and Restated 2010 Equity Incentive Plan	S-8	333-168358	4.10	July 28, 2010
10.4*	Form of Notice of Restricted Stock Unit Award and Agreement under the Amended and Restated Peraso Inc. 2010 Equity Incentive Plan	S-8	333-159753	4.8	June 5, 2009
10.5*	Form of New Employee Inducement Grant Stock Option Agreement (revised February 2012)	10-K	000-32929	10.19	March 15, 2012
10.6	Form of Indemnification Agreement used from June 2012 to present	10-Q	000-32929	10.22	August 9, 2012
10.7*	Executive Change-in-Control and Severance Policy	SC TO-I	005-78033	99.(D)(7)	July 26, 2016
10.8*	Employment offer letter agreement between the Company and Daniel Lewis dated August 8, 2018	S-1/A	333-225193	10.28	September 17, 2018
10.9	Securities Purchase Agreement	8-K	000-32929	10.26	October 3, 2018
10.10	Securities Purchase Agreement	8-K	000-32929	10.1	April 17, 2020
10.11	Form of Lock-Up Agreement	8-K	000-32929	10.1	December 20, 2021
10.12	Intercompany Services Agreement	8-K	000-32929	10.2	December 20, 2021
10.13*	Employment Agreement (Ronald Glibbery)	8-K	000-32929	10.3	December 20, 2021
10.14*	Employment offer letter agreement between the Company and Mark Lunsford dated October 4, 2022	10-K	000-32929	10.17	March 29, 2023
10.15*	Employment Agreement (Brad Lynch)	10-K	000-32929	10.18	March 29, 2023
10.16*	Employment Agreement (Alexander Tomkins)	10-K	000-32929	10.19	March 29, 2023
10.17*	Amendment to offer of employment between the Company and Daniel Lewis dated April 15, 2022	10-Q	000-32929	10.1	August 15, 2022

10.18*	Amendment to offer of employment between the Company and James Sullivan dated April 15, 2022	10-Q	000-32929	10.2	August 15, 2022
10.19*	Amendment to employment agreement between Peraso Technologies Inc. and Brad Lynch dated April 15, 2022	10-Q	000-32929	10.3	August 15, 2022
10.20*	Amendment to offer of employment between the Company and Alex Tomkins dated April 19, 2023	S-1	333-272729	10.21	June 16, 2023
10.21*	Amendment to offer of employment between the Company and Ronald Glibbery dated April 19, 2023	S-1	333-272729	10.22	June 16, 2023
10.22*	Second Amendment to offer of employment between the Company and Brad Lynch dated April 19, 2023	S-1	333-272729	10.23	June 16, 2023
10.23**	Technology License and Patent Assignment Agreement By and Between Intel Corporation and the Company dated August 5, 2022	10-Q	000-32929	10.1	November 14, 2022
10.24**	Form of Securities Purchase Agreement	8-K	000-32929	10.1	November 30, 2022
10.25	Form of Registration Rights Agreement	8-K	000-32929	10.2	November 30, 2022
10.26**	Form of Securities Purchase Agreement	8-K	000-32929	10.1	June 2, 2023
10.27	Form of Registration Rights Agreement	8-K	000-32929	10.2	June 2, 2023
10.28*	First Amendment to Executive Change-in-Control and Severance Policy	10-Q	000-32929	10.23	May 13, 2021
10.29	Amendment No. 1 to Peraso Inc. Common Stock Purchase Warrant	8-K	000-32929	10.3	June 2, 2023
10.30	Form of Lock-Up Agreement	S-1/A	333-276247	10.30	January 23, 2024
10.31	Warrant Agency Agreement, dated February 8, 2024, by and between the Company and Equiniti Trust Company, LLC	8-K	000-32929	10.2	February 9, 2024
21.1	List of Subsidiaries	10-K	000-32929	21.1	March 29, 2023
23.1	Consent of Independent Registered Public Accounting Firm-Weinberg & Co., P.A.					X
23.2	Consent of Mitchell Silberberg & Knupp LLP (included in Exhibit 5.1)	S-1/A	333-276247	23.2	February 5, 2024
24.1	Power of Attorney (included on signature page to the initial filing of the registration statement)	S-1	333-276247	24.1	December 22, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					X
107	Filing fee table	S-1/A	333-276247	107	February 5, 2024

*	Management contract, compensatory plan or arrangement.
**	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of such omitted materials supplementally upon request by the SEC.

ITEM 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on April 9, 2024.

PERASO INC.

By:	/s/ James Sullivan
James Sullivan
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer and Director	April 9, 2024
Ronald Glibbery	(principal executive officer)

/s/ James Sullivan	Chief Financial Officer	April 9, 2024
James Sullivan	(principal financial and accounting officer)

*	Director	April 9, 2024
Daniel Lewis

*	Director	April 9, 2024
Ian McWalter

*	Director	April 9, 2024
Andreas Melder

*	Director	April 9, 2024
Robert Y. Newell

*By:	/s/ James Sullivan
James Sullivan
Attorney-In-Fact